FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
The Securities Exchange Act of 1934

 For the month of March 2014

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)
Form 20-F	X	Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. )
Yes	No	X

(If "Yes" is marked, indicate below the file number assigned to registrant in connection with
Rule 12g3-2(b): 82-__________. )
N/A

Huaneng Power International, Inc.
Huaneng Building,
6 Fuxingmennei Street,
Xicheng District,
Beijing, 100031 PRC

This Form 6-K consists of:

1.           An announcement regarding 2013 annual results of Huaneng Power International, Inc. (the “Registrant”); and

2.           An announcement regarding resolutions passed at the board meeting of the Registrant;

Each made by the Registrant on March 19, 2014.

Document 1

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

ANNOUNCEMENT OF RESULTS FOR 2013

Power generation by domestic power plants:	317.481 billion kWh
Consolidated operating revenue:	RMB133.833 billion
Net profit attributable to equity holders of the Company:	RMB10.426 billion
Earnings per share:	RMB0.74
Proposed dividend:	RMB0.38 per ordinary share (inclusive of tax)

SUMMARY OF OPERATING RESULTS

The Board of Directors (the “Board”) of Huaneng Power International, Inc. (the “Company” or “Huaneng International”) hereby announces the audited operating results of the Company and its subsidiaries for the year ended 31 December 2013.

For the twelve months ended 31 December 2013, the Company realized operating revenue of RMB133.833 billion, representing a decrease of 0.10% compared to the same period last year, and net profit attributable to equity holders of the Company

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amounted to RMB10.426 billion, representing an increase of 89.14% as compared with the same period last year. Earnings per share amounted to RMB0.74. The Board is satisfied with the Company’s results last year.

The Board of the Company proposed to declare a cash dividend of RMB0.38 (inclusive of tax) for each ordinary share of the Company held by shareholders.

Details of the operating results are set out in the financial information.

BUSINESS REVIEW OF YEAR 2013

In 2013, the Company had made new progress in many aspects, including power generation, operation, energy saving and environmental protection, management improvement, project development. In respect of domestic business, the Company overcame difficulties posed by intensified competition in the electricity market, strived to explore markets, increased power generation, adjusted fuel procurement strategy, fostered strict control over fuel costs, thereby delivering record high operating results. Concurrently, the Company managed to fulfill the duties of providing sufficient, reliable and green energy to the society.

1.	Operating Results

For the twelve months ended 31 December 2013, the Company realized operating revenue of RMB133.833 billion, representing a decrease of 0.10% compared to the same period last year. Net profit attributable to equity holders of the Company amounted to RMB10.426 billion, representing an increase of 89.14% as compared with the same period last year. Earnings per share amounted to RMB0.74.

As at 31 December 2013, net assets per share attributable to equity holders of the Company amounted to RMB4.44, representing an increase of 11.28% compared to 31 December 2012.

The Audit Committee of the Company convened a meeting on 17 March 2014 and reviewed the 2013 annual results of the Company.

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2.	Power Generation

In 2013, the Company overcame difficulties posed by a slowdown in growth of power consumption by the whole society and intensified market competition, and explored the market through various channels, seized market opportunities, capitalised the Company’s competitive edge in energy saving and environment protection, expanded its market shares and increased its power generation, thereby achieving outstanding results with utilization hours of its coal-fired generating units and ranking the first in many provinces. Total power generated by the Company’s operating power plants in China amounted to 317.481 billion kWh, representing an increase of 4.98% year-on-year. The electricity sold aggregated to 300.003 billion kWh, representing an increase of 5.10% year-on- year.

In 2013, the annual average utilization hours of the Company’s domestic power plants reached 5,036 hours, of which the utilization hours of the thermal units reached 5,089 hours, which was 77 hours higher than the average utilization hours of thermal units in China.

3.	Cost Control

Fuel costs represented a major part of the operation cost of the Company. In 2013, the Company purchased a total of 134 million tons of natural coal. The Company adopted measures boasting “structural adjustment, coal price control and quality improvement”. Particularly, in respect of coal price control, the Company adopted two strategies, namely long term cooperation with major suppliers and increase of imported coal. The coal supply structure was further improved while the Company maintained better control over fuel procurement costs. The fuel costs per unit of power sold of the Company’s domestic power plants was RMB218.59/MWh, representing a decrease of 12.50% compared to same period last year.

4.	Energy Saving and Environmental Protection

The Company has always placed energy saving and environmental protection as its utmost priority. In 2013, the Company led the industry in terms of technical, economic and energy consumption indicators. The average equivalent availability ratio of the Company’s domestic power plants was 94.53% and its weighted average house consumption rate was 5.28%. The Company’s average coal

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consumption rate for the power generated was 291.26 grams/kWh, which is 1.69 grams/kWh lower than that of the same period last year. The Company’s average coal consumption rate for power sold was 308.26 grams/kWh, representing a decrease of 2.08 grams/kWh from that of the same period last year. At the same time, the Company continued to intensify the technological renovation of the existing units, proceeded with the desulfurization and denitration of the thermal units as scheduled and proactively updated the flue gas dust removal devices of thermal units, with a view to enhancing the Company’s performance in energy- saving and environmental protection, securing its leading market position, and achieving the goal of “green development”.

5.	Project Development

The construction of power generating projects of the Company progressed smoothly. In 2013, the controlled generating capacity of the newly commissioned domestic coal-fired, gas turbine and wind generating units of the Company was 3,072 MW, 382 MW and 48 MW, respectively. As of 18 March 2014, the Company’s controlled and equity-based generating capacity was 66,795 MW and 59,993 MW, respectively.

6.	Overseas Business

In 2013, Tuas Power Ltd. (“Tuas Power”), a wholly-owned subsidiary of the Company in Singapore, maintained safe and stable operation of the generation units throughout the year. In conjunction with commencement of operation of Phase I (101 MW) of Tembusu Multi-Utility Complex Project and No. 5 combined cycle unit of Tuas Power (405.9 MW), the total market share of Tuas Power in the power generation market for the whole year was 20.6%, representing a decrease of 4.6 percentage points, thereby realizing a net profit attributable to shareholders of the Company of RMB113 million, which represented a decrease of 89.16%. It was mainly attributable to the increase of newly operated generation units in the electricity market of Singapore in 2013, which intensified competitions in the power and gas market, resulting in a decline in return levels in power generation business. The Company made provision for impairment of the goodwill of overseas projects.

In 2013, the Company delivered promising performance in the capital market. The Company was included as one of the constituent stocks of Hang Seng China 50 Index and was awarded the “Best Listed Company Award” of the China

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Securities Golden Bauhinia Awards 2013. The Company has been listed on the league table of “Platts Top 250 Global Energy Listed Companies Award” for five years and ranked 96th in 2013, which is much higher than that of 2012.

PROSPECTS FOR 2014

In 2014, the Company will capitalize on favorable factors in face of difficulties and challenges for its development.

In respect of the electricity market, the state policy of attaching equal importance to progress and stabilization will ensure the stability of macro economy, such that the demand for electricity will continue to grow in a certain period of time onward. In respect of the fuel market, coal supply is abundant in general and the possibility of significant fluctuations in coal prices is low. In respect of the capital market, the Company has established good reputation, enabling it to provide a variety of financing instruments for fund raising exercises.

Concurrently, since China has given impetus to clean energy development and overall control on energy consumption and environmental measures, the Company’s operation and development of thermal units will encounter challenges ahead. There are still uncertainties in tariff policies, policy regarding direct supply to major customers as well as energy saving and environmental policies. With the continued implementation of a prudent monetary policy and the deepened market-oriented reform on interest rates, the supply of fund appears to be tightly balanced, thus bringing about more challenges in securing capital and controlling cash costs.

In 2014, the Company will further pursue improvement in efficiency, structural adjustment, reinforcement in management, stability and efficiency of profitability, sustainability and its leading competitive edge in the sector. The Company will strive to realize an annual power generation of 325 billion kWh from its domestic power plants, and attain an average utilization hour of 5,000 hours.

The Company will reinforce marketing activities and optimize the adjustment in production operation. The Company will continue to foster the establishment of a stable and reliable fuel supply system, reinforce the operation and management of Tuas Power in Singapore and strive to increase its market share, so as to create long term, stable and increasing returns for shareholders of the Company.

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OPERATING AND FINANCIAL REVIEWS AND PROSPECTS MANAGEMENT’S DISCUSSION AND ANALYSIS

(Prepared under International Financial Reporting Standards (“IFRS”))

General

The principal activities of the Company are investment, construction, operation and management of power plants. The Company provides consistent and reliable electricity to customers through grid operators where its operating plants are located. The Company is committed to scientific development through increasing economic efficiency, enhancing returns for shareholders, conserving resources and protecting the environment. The Company also attaches importance to social responsibilities and makes active contribution to the building of a harmonious society.

Since its incorporation, the Company has continued to expand operational scale and increase operating revenue. The Company has been the leader in its industry on competitiveness, resources utilization efficiency and environmental protection. The Company is one of the Asia’s largest listed power producers and China’s most dynamic power generators. Its power generation operations are widely located with coverage in the Northeast China Grid, the Northern China Grid, the Northwest China Grid, the Eastern China Grid, the Central China Grid, the Southern China Grid, and the overseas market in Singapore.

Looking back in 2013, with strong support of its shareholders, the employees of the Company made active and concerted efforts in response to the changes in power, coal and capital markets by expanding overseas market, improving marketing analysis and enhancing internal management with focus on key operations, thorough planning and sound controls. These efforts have contributed to growth of the Company in various aspects and made 2013 another year of its best operating results. During 2013, the Company maintained its leading position in major technological, economic indexes and utilization hours through safe production and active marketing activities. Its fuel management was strengthened, fuel costs were considerably reduced, and financial costs were effectively controlled. Marked improvement was noticeable in the Company’s growth quality because of its active power generation restructuring

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efforts. The Company has also made new developments in energy saving, environment protection, and technological renovation, and diligently fulfilled its social responsibilities as a reliable provider of sufficient and clean energy to the society.

A.	OPERATING RESULTS

1.	2013 operating results

The power generation of the Company’s domestic power plants for the year ended 31 December 2013 was listed below (in billion kWh):

Domestic Power Plant	Power generation of 2013	Power generation of 2012	Change	Electricity sold for 2013	Electricity sold for 2012	Change
Liaoning Province
Dalian	6.132	5.980	2.54%	5.816	5.691	2.20%
Dandong	3.115	3.202	-2.72%	2.965	3.046	-2.66%
Yingkou	7.321	7.867	-6.94%	6.853	7.355	-6.83%
Yingkou Co-generation	3.329	3.337	-0.24%	3.117	3.127	-0.32%
Wafangdian Wind Power	0.111	0.102	8.82%	0.109	0.100	9.00%
Suzihe Hydropower	0.027	0.013	107.69%	0.026	0.012	116.67%
Changtu Wind Power	0.093	0.006	1,450.00%	0.092	0.006	1,433.33%
Inner Mongolia
Huade Wind Power	0.226	0.203	11.33%	0.225	0.201	11.94%
Hebei Province
Shang’an	13.633	14.265	-4.43%	12.817	13.346	-3.96%
Kangbao Wind Power	0.080	0.062	29.03%	0.075	0.059	27.12%
Gansu Province
Pingliang	10.144	9.214	10.09%	9.682	8.740	10.78%
Jiuquan Wind Power	0.887	0.756	17.33%	0.877	0.751	16.78%
Beijing
Beijing Co-generation (coal fired)	4.686	4.636	1.08%	4.135	4.085	1.22%
Beijing Co-generation (combined cycle)	3.980	3.955	0.63%	3.888	3.863	0.65%

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Domestic Power Plant	Power generation of 2013	Power generation of 2012	Change	Electricity sold for 2013	Electricity sold for 2012	Change
Tianjin
Yangliuqing Co-generation	6.851	6.609	3.66%	6.385	6.141	3.97%
Shanxi Province
Yushe	2.951	3.405	-13.33%	2.729	3.151	-13.39%
Zuoquan	6.682	6.358	5.10%	6.273	5.934	5.71%
Shandong Province
Dezhou	15.405	15.400	0.03%	14.455	14.462	-0.05%
Jining	5.050	5.097	-0.92%	4.691	4.734	-0.91%
Xindian	3.254	3.256	-0.06%	3.040	3.043	-0.10%
Weihai	11.361	11.608	-2.13%	10.827	11.053	-2.04%
Rizhao Phase II	7.775	7.484	3.89%	7.371	7.080	4.11%
Zhanhua Co-generation	1.761	1.724	2.15%	1.625	1.587	2.39%
Henan Province
Qinbei	21.927	17.764	23.44%	20.715	16.751	23.66%
Jiangsu Province
Nantong	7.951	8.406	-5.41%	7.566	8.019	-5.65%
Nanjing	3.678	3.827	-3.89%	3.482	3.617	-3.73%
Taicang	11.445	11.672	-1.94%	10.884	11.104	-1.98%
Huaiyin	7.244	7.152	1.29%	6.808	6.732	1.13%
Jinling (Combined-cycle)	2.400	3.788	-36.64%	2.346	3.703	-36.65%
Jinling (Coal-fired)	12.811	11.538	11.03%	12.218	10.993	11.14%
Jinling Co-generation	1.115	–	–	1.051	–	-
Qidong Wind Power	0.350	0.357	–1.96%	0.343	0.350	-2.00%
Rudong Windpower	0.012	–	–	0.011	–	-
Shanghai
Shidongkou I	7.875	7.710	2.14%	7.408	7.276	1.81%
Shidongkou II	6.708	6.472	3.65%	6.430	6.213	3.49%
Shanghai Combined-cycle	1.974	1.633	20.88%	1.928	1.593	21.03%
Shidongkou Power	7.603	7.739	-1.76%	7.243	7.359	-1.58%
Chongqing
Luohuang	14.278	12.191	17.12%	13.205	11.272	17.15%

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Domestic Power Plant	Power generation of 2013	Power generation of 2012	Change	Electricity sold for 2013	Electricity sold for 2012	Change
Zhejiang Province
Yuhuan	24.819	24.116	2.92%	23.627	22.939	3.00%
Hubei Province
Enshi Maweigou Hydropower	0.045	0.050	-10.00%	0.043	0.049	-12.24%
Hunan Province
Yueyang	9.958	8.204	21.38%	9.351	7.682	21.73%
Xiangqi Hydropower	0.267	0.183	45.90%	0.262	0.180	45.56%
Jiangxi Province
Jinggangshan	9.702	8.842	9.73%	9.266	8.424	10.00%
Fujian Province
Fuzhou	14.666	13.800	6.28%	13.956	13.104	6.50%
Guangdong Province
Shantou Coal-fired	5.614	6.420	-12.55%	5.317	6.082	-12.58%
Haimen	18.105	12.529	44.50%	17.329	11.960	44.89%
Yunnan Province
Diandong Energy	7.527	8.509	-11.54%	6.952	7.857	-11.52%
Yuwang Energy	4.553	4.992	-8.79%	4.189	4.629	-9.51%
Total	317.481	302.433	4.98%	300.003	285.455	5.10%

In 2013, the Company’s total power generation within China on consolidated basis was 317.481 billion kWh, representing an increase of 4.98% over the same period last year. Total electricity sold by the Company was 300.003 billion kWh, representing an increase of 5.10% over the same period last year, mainly attributable to the business expansion of the Company and the growth of its capacity. Total electricity sold by SinoSing Power was 9.120 billion kWh, representing a decrease of 18.72% over the same period last year. The power generated by SinoSing Power in Singapore accounted for 20.60% of the total electricity generated in Singapore, down 4.6 percentage points from the same period last year, mainly attributable to the decreased power generation, as a result of the increase of newly commissioned power plants and intensed competition in Singapore market.

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In respect of the tariff, the Company’s average tariff for the year ended 31 December 2013 was RMB454.38 per MWh, up RMB0.19 per MWh from the year ended 31 December 2012. SinoSing Power’s average tariff for 2013 was RMB994.54 per MWh, representing a decrease by 17.55% from the same period last year.

In respect of fuel costs, the decrease of coal market price and effective cost controls of the Company contributed to reduced fuel costs of the Company. Compared with 2012, the Company’s fuel cost per unit of power sold decreased by 12.50% to RMB218.59 per MWh.

Combining the forgoing factors, for the year ended 31 December 2013, the operating revenue of the Company remained generally stable compared with last year at approximately RMB133.833 billion, and recorded profit attributable to equity holders of RMB10.426 billion, representing an increase of 89.14% from the profit of RMB5.512 billion for the year ended 31 December 2012.

For the year ended 31 December 2013, the profit attributable to equity holders of the Company from domestic power plants was RMB10.313 billion, representing an increase of RMB5.842 billion from RMB4.471 billion for the same period last year. The increase was primarily attributable to the decrease of coal market price and the increase of sold electricity in 2013.

For the year ended 31 December 2013, the profit attributable to equity holders of the Company from its operations in Singapore was RMB0.113 billion, representing a decrease of RMB0.928 billion compared to the same period last year. This is largely attributable to the intensified competition in the power generation market in Singapore as a result of the increase in power generation capacities, thus reducing the Company’s market share and profit of power generation operations in overseas market.

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2.	Comparative Analysis of Operating results

2.1	Operating revenue and tax and levies on operations

Operating revenue mainly consists of revenue from electricity sold. For the year ended 31 December 2013, the consolidated operating revenue of the Company and its subsidiaries amounted to RMB133.833 billion, representing a decrease of 0.10% from RMB133.967 billion for the year ended 31 December 2012. The operating revenue from domestic operations of the Company increased by approximately RMB5.468 billion over the same period of last year, which is mainly attributable to the increase in power generation and business expansion of the Company. The operation of new generation capabilities contributed RMB7.017 billion to the increased consolidated revenue of the Company.

The operating revenue from operations of the Company in Singapore decreased by RMB5.602 billion over the same period of last year, which is mainly because of the intensified competition in the power generation market in Singapore as a result of growing power generation capacities since 2013, which has reduced the tariff and volume of power generation operations of the Company in overseas market and consequently lowered its operating revenue.

	Average tariff rate (vAT inclusive) (RMB/MWh)

Project	2013	2012	Change
Dalian	407.89	409.18	-0.32%
Dandong	401.09	405.73	-1.14%
Yingkong	406.85	409.35	-0.61%
Shang’an	431.15	434.63	-0.80%
Yushe	393.37	396.56	-0.80%
Dezhou	464.89	468.90	-0.86%
Weihai	474.38	461.89	2.70%
Jining	455.46	459.63	-0.91%

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	Average tariff rate (vAT inclusive) (RMB/MWh)

Project	2013	2012	Change
Xindian II	453.35	453.75	-0.09%
Nantong	435.69	441.25	-1.26%
Nanjing	436.35	442.17	-1.32%
Huaiyin II	449.87	458.25	-1.83%
Taicang I	432.81	430.43	0.55%
Taicang II	427.58	443.88	-3.67%
Jinling Coal-fired	428.38	427.34	0.24%
Shidongkou II	442.00	442.13	-0.03%
Shidongkou I	453.27	457.18	-0.86%
Shanghai CCGT	486.74	457.11	6.48%
Fuzhou	442.81	445.64	-0.64%
Yuhuan	484.79	491.37	-1.34%
Jingganshan	482.95	483.90	-0.20%
Luohuang	448.57	448.95	-0.08%
Yueyang	505.13	506.87	-0.34%
Qinbei	437.01	441.43	-1.00%
Shantou coal-fired	541.39	542.97	-0.29%
Pingliang	332.16	336.12	-1.18%
Rizhao II	446.38	446.90	-0.12%
Haimen	514.30	529.06	-2.79%
Yingkou Co-generation	396.96	397.59	-0.16%
Beijing Co-generation	500.06	494.00	1.23%
Yangliuqing	438.73	438.03	0.16%
Qidong Wind Power	541.34	542.65	-0.24%
Shanghai Generation	462.02	463.85	-0.39%
Dadi Taihong	520.00	520.00	0.00%
Zhanhua Co-generation	446.56	450.55	-0.89%
Diandong Energy	371.30	359.58	3.26%
Diandong Yuwang	377.41	361.70	4.34%
Wafangdian	632.85	610.82	3.61%
Xiangqi Hydropower	390.00	390.00	0.00%

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	Average tariff rate (vAT inclusive) (RMB/MWh)

Project	2013	2012	Change
Zuoquan	389.83	383.25	1.72%
Jiuquan	520.60	520.60	0.00%
Enshi Hydropower	356.96	360.00	-0.84%
Kangbao	534.47	536.72	-0.42%
Suzihe	330.00	364.25	-9.40%
Changtu	605.30	610.00	-0.77%
Jinling (Combined-cycle)	585.53	N/A	N/A
Jinling (Combined-cycle Co-generation)	635.42	N/A	N/A
Rudong Wind Power	610.00	N/A	N/A
Domestic total	454.38	454.19	0.04%
SinoSing Power	994.54	1,206.23	-17.55%

Note 1:	The electricity tariff of Shanghai CCGT is for the actual power sold, excluding related power generation subsidy.

Note 2:	The electricity tariff of Jinling(Combined-cycle) and Jinling (Combined- cycle Co-generation) is for the actual power sold, excluding the income from power generation rights transfer.

Operating taxes and surcharges mainly consist of taxes associated with value-added tax surcharges. According to relevant administrative regulations, these surcharges include City Construction Tax and Education Surcharges calculated at prescribed percentages on the amounts of the value-added tax paid. For the year ended 31 December 2013, the operating taxes and surcharges of the Company and its subsidiaries were RMB1.044 billion, representing an increase of RMB0.372 billion from RMB0.672 billion for the same period of last year. This is largely due to the rise of surcharges as a result of the increased value added tax paid by the Company and its subsidiaries.

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2.2	Operating expenses

For the year ended 31 December 2013, the total operating costs and expenses of the Company and its subsidiaries was RMB108.678 billion, representing a decrease of 6.58% from the same period last year. The operating costs and expenses in domestic power plants of the Company decreased by RMB3.310 billion, or 3.37%, from the same period last year, which was primarily attributable to the reduced market price of coal in the PRC as well as increase of assets impairment and assets disposal loss.

The operating costs and expenses from the operations in Singapore decreased by RMB4.350 billion, or 24.08%, from the same period last year. This is mainly because of the decreased fuel costs and retail electricity purchase cost as a result of the declined power generation in Singapore.

2.2.1	Fuel costs

Fuel costs represent the majority of the operating expenses for the Company and its subsidiaries. For the year ended 31 December 2013, fuel costs of the Company and its subsidiaries decreased by 10.38% to RMB73.808 billion from RMB82.355 billion for the year ended 31 December 2012. The fuel costs of domestic power plants decreased by RMB5.976 billion from last year, which was primarily attributable to the reduced market price of coal in the PRC. Fuel costs in the operations in Singapore is reduced by RMB2.571 billion from the same period last year mainly due to decreased fuel costs as a result of declined power generation in Singapore. For the year ended 31 December 2013, the average price (excluding tax) of natural fuel coal of domestic power plants was RMB466.91 per ton, representing a 11.28% decrease from RMB526.25 per ton for the year ended 31 December 2012. The fuel cost per unit of power sold by the Company’s domestic coal- fired power plant decreased by 12.50% from RMB249.82/MWh in 2012.

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2.2.2	Maintenance

For the year ended 31 December 2013, the maintenance expenses of the Company and its subsidiaries amounted to RMB3.857 billion, up RMB1.010 billion from RMB2.847 billion for the year ended 31 December 2012. The maintenance expenses of domestic operations increased by RMB0.978 billion mainly because of extensive maintenances scheduled in 2013. The maintenance expenses of operations in Singapore increased by RMB32 million.

2.2.3	Depreciation

For the year ended 31 December 2013, depreciation expenses of the Company and its subsidiaries increased by 2.37% to RMB11.294 billion from RMB11.033 billion for the same period last year. The deprecation expenses of the new generation units were RMB0.450 billion.

2.2.4	Labor

Labor costs consist of salaries to employees and contributions payable for employees’ housing fund, medical insurance, pension and unemployment insurance, as well as training costs. For the year ended 31 December 2013, the labor costs of the Company and its subsidiaries amounted to RMB5.763 billion, representing a 12.73% increase from RMB5.112 billion for the year ended 31 December 2012. This is mainly attributable to operation of new generation units of the Company, increase of mandatory social insurance contribution as well as growth of the part of the salaries linked to the performance of this Company.

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2.2.5	Other operating expenses (including electricity power purchase costs and service fees paid to HIPDC)

Other operating expenses include environmental protection expenses, land fee, insurance premiums, office expenses, amortization, and Tuas Power’s electricity power purchase costs. For the year ended 31 December 2013, other operating expenses (including electricity power purchase costs) of the Company and its subsidiaries was RMB13.957 billion, representing a decrease of RMB1.033 billion from RMB14.990 billion for the year ended 31 December 2012.

The other operating expenses from domestic operations of the Company and its subsidiaries increased by RMB0.825 billion, including RMB0.639 billion from assets disposal losses of certain subsidiaries, which are mainly related to energy saving, environment protection and technical renovation. Impairment loss of the Company for the year ended 31 December 2013 increased by RMB0.125 billion as compared to same period last year while costs of entrusted power generation of certain subsidiaries increased by RMB0.223 billion as compared to the same period last year.

Other operating expenses in the operations in Singapore decreased by RMB1.858 billion, in which power purchase costs decreased by RMB2.146 billion mainly because of intensified competition in the power generation market in Singapore as a result of growing power generation capacities in 2013, which has reduced the retail electricity cost and led to the decrease in electricity purchase costs. The impairment loss in Singapore increased by RMB0.319 billion, mainly attributable to the provision of goodwill impairment by SinoSing Power.

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2.3	Financial expenses

Financial expenses consist of interest expense, bank charges and net exchange differences.

2.3.1	Interest expenses

For the year ended 31 December 2013, the interest expenses of the Company and its subsidiaries were RMB7.787 billion, representing a decrease of 12.48%, compared with that of RMB8.897 billion for the year ended 31 December 2012. The interest expenses from domestic operations decreased by RMB1.077 billion, primarily attributable to the reduced debts of the Company and decrease of RMB borrowing interest rates.

2.3.2	Net exchange differences and bank charges

For the year ended 31 December 2013, the exchange gains net off bank charges of the Company and its subsidiaries amounted to RMB94 million, representing a net increase of RMB261 million compared with the net losses of RMB167 million for the year ended 31 December 2012, mainly because of reduced borrowing in US dollar and continuous increase of exchange rate between RMB and US dollar.

The operations in Singapore registered a net loss of RMB5 million from exchange difference and bank charge, representing a decrease of RMB117 million, which mainly due to the increased exchange rate between US dollar and Singaporean dollar.

2.4	Share of profit of associates and joint ventures

For the year ended 31 December 2013, the share of profit of associates and joint ventures was RMB615 million, which is similar to the amount in 2012.

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2.5	Income tax expenses

For the year ended 31 December 2013, the Company and its subsidiaries recorded an enterprise income tax expense of RMB4.523 billion, representing an increase of RMB2.013 billion from RMB2.510 billion for the year ended 31 December 2012. The enterprise income tax for domestic power plants increased by RMB2.181 billion primarily attributable to the increase of pre-tax profit. The enterprise income tax of the operations in Singapore decreased by RMB168 million which was mainly attributable to the decrease of pre-tax profit.

2.6	Net profit, profit attributable to equity holders of the Company and non-controlling interests

For the year ended 31 December 2013, the Company and its subsidiaries achieved a net profit of RMB12.900 billion, representing an increase of RMB6.534 billion from RMB6.366 billion for the year ended 31 December 2012. For the year ended 31 December 2013, the profit attributable to equity holders of the Company was RMB10.426 billion, representing an increase of RMB4.914 billion from RMB5.512 billion for the year ended 31 December 2012.

The profit attributable to equity holders of the Company from domestic power plants increased by 5.842 billion, mainly attributable to the increased power generation and reduced coal costs.

The profit attributable to equity holders of the Company from the operation in Singapore was RMB113 million, representing a decrease of RMB928 million from same period last year. This was largely because of intensified competition in the power generation market as a result of growing power generation capacities in Singapore, which has reduced the volume of sold electricity.

The profit attributable to non-controlling interests of the Company amounted to RMB2.474 billion for the year ended 31 December 2013, representing an increase of RMB1.620 billion from RMB854 million in 2012. This was mainly attributable to the increased profit of the subsidiaries of the Company.

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2.7	Comparison of financial positions

2.7.1	Comparison of asset items

As of 31 December 2013, total assets of the Company and its subsidiaries were RMB262.233 billion, representing an increase of 1.21% from RMB259.100 billion as of 31 December 2012. Total assets of the domestic power plants increased by RMB5.686 billion to RMB232.500 billion, including increase of RMB6.609 billion in non-current assets, which is mainly attributable to the increase in the Company and its subsidiaries’ capital expenditure on construction projects and investment in associates.

As of 31 December 2013, total assets of the operations in Singapore were RMB29.733 billion, representing a decrease of RMB2.554 billion from that as of 31 December 2012. Non-current assets decreased by 5.83% to RMB25.488 billion, primarily attributable to the increase in the exchange rate of RMB against Singaporean dollar. Current assets decreased by 18.71% to RMB4.245 billion, mainly attributable to decreased bank deposits and accounts receivable as a result of declined profit.

2.7.2	Comparison of liabilities items

As of 31 December 2013, total liabilities of the Company and its subsidiaries were RMB187.040 billion, representing a decrease by 3.16% from RMB193.140 billion as of 31 December 2012.

As of 31 December 2013, interest-bearing debts of the Company and its subsidiaries totaled RMB155.800 billion. The interest- bearing debts consist of long-term loans (including those maturing within a year), long-term bonds, short-term loans, and short- term bonds. The interest-bearing debts denominated in foreign currencies were RMB4.338 billion, decreasing by 13.14% as compared to that as of 31 December 2012.

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As of 31 December 2013, total liabilities of the operations in Singapore were RMB17.235 billion, representing a decrease of 11.43% from RMB19.458 billion as of 31 December 2012, mainly attributable to the increase in fair value of derivative instruments and increase in the exchange rate of RMB against Singaporean dollar.

2.7.3	Comparison of equity items

Excluding the impact of profit and profit appropriations, total equity attributable to equity shareholders of the Company decreased as of 31 December 2013 compared to the beginning of the year, including the decrease of post-tax impact of RMB106 million from reduced fair value of tradable stocks held by the Company, the increase of post-tax impact of RMB418 million due to decreased fair value of cash flow hedge of the operations in the PRC and Singapore, decrease of RMB781 million from foreign currency translation differences and decrease of RMB640 million from the repayment of state-owned fund allocated from government budget received from the Ministry of Finance of PRC through Huaneng Group in prior years. Non-controlling interests as of 31 December 2013 increased by approximately RMB2,912 million as compared to the beginning of the year.

2.7.4	Major financial position ratios

	2013	2012
Current ratio	0.35	0.39
Quick ratio	0.28	0.31
Ratio of liability and equity shareholders’ equity	3.00	3.44
Multiples of interest earned	3.04	1.86

Formula of the financial ratios:
Current ratio	=	balance of current assets as of the year end
balance of current liabilities as of the year end

Quick ratio	=	(balance of current assets as of the year end – net inventories as of the year end)
balance of current liabilities as of the year end

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Ratio of liabilities and shareholders’ balance of liabilities as of the year end	=	balance of liabilities as of the year end
balance of shareholders’ equity (excluding non-controlling interests) as of the year end

Multiples of interest earned	=	(profit before tax + interest expense)
interest expenditure (inclusive of capitalized interest)

The current ratio and quick ratio remained at relatively low level for the years ended 31 December 2013 and 2012, with slight decrease at year-end of 2013 from year-end of 2012. The decrease in the ratio of liabilities and shareholders’ equity at the year end of 2013 from the year end of 2012 was primarily due to the increased owner’s equity as a result of profit increase of the Company. The multiples of interest earned increased, primarily attributable to the increase of net profit for the year ended 31 December 2013.

B.	LIQUIDITY AND CASH RESOURCES

1.	Liquidity

	For the year ended December 31
	2013	2012
	RMB billion	RMB billion	Change %
Net cash provided by operating activities	40.239	26.928	49.43%
Net cash used in investing activities	-19.054	-15.310	-24.45%
Net cash provided by financing activities	-22.240	-9.817	-126.55%
Currency exchange (loss)/gain	-0.108	0.151	-172.52%
Net (decrease)/increase in cash and cash equivalents	-1.163	1.952	-159.58%
Cash and cash equivalents as of the beginning of the year	10.505	8.553	22.82%
Cash and cash equivalents at of the end of the year	9.342	10.505	-11.07%

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For the year ended 31 December 2013, net cash provided by operating activities of the Company was RMB40.239 billion, of which RMB1.005 billion was from the operating activities in Singapore. The increase in cash used in investing activities was mainly attributable to the increase of expenditure on construction projects and equity investment costs. The increase in cash provided by financing activities was largely attributable to reduced drawdown of loans, accelerated repayment of its borrowings and increased dividends payment of the Company in 2013. The Company expects to continue its focus on construction projects with large investment amount in 2014. As of 31 December 2013, the cash and cash equivalents of the Company and its subsidiaries denominated in RMB, Singapore dollar, U.S. dollar were RMB7.689 billion, RMB1.110 billion and RMB0.543 billion, respectively.

As of 31 December 2013, net current liabilities of the Company and its subsidiaries were approximately RMB64.792 billion. Based on the Company’s proven financing record, readily available banking facilities and sound credibility, the Company believes it is able to duly repay outstanding debts, obtain long-term financing and secure funding necessary for its operations. The Company has also capitalized on its good credit record to make short-term borrowings at relatively lower interest rates, thus reducing its interest expenses.

2.	Capital expenditure and cash resources

2.1	Capital expenditures on equity investment

In January 2013, the Company acquired a 50% interest in China Huaneng Group Fuel Co., Ltd. (“Huaneng Group Fuel Company”) from Huaneng Group for a consideration of approximately RMB108 million. The Company subsequently made a capital injection of RMB1.4 billion into Huaneng Group Fuel Company. The Company accounts for the investment under equity method.

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2.2	Capital expenditure on construction and renovation projects

The capital expenditures for the year ended 31 December 2013 were RMB17.729 billion, mainly for construction and renovation projects, including RMB1.598 billion for Changxing expansion project, RMB0.885 billion for Liangjiang Cogeneration project, RMB0.808 billion for Qinbei expansion project, RMB0.781 billion for Haimen expansion project, RMB0.756 billion for Diandong project, RMB0.730 billion for Tongxiang Cogeneration project, RMB0.506 billion for Haimen Port project, RMB0.502 billion for Yuwang Project, RMB0.456 billion for Fuzhou expansion project, RMB0.436 billion for Weihai Project, RMB0.387 billion for Shantou project, RMB0.367 billion for Zuoquan project, RMB0.365 billion for Taicang Port project, RMB0.353 billion for Beijing Cogeneration, RMB0.329 billion for Fujian Port project, RMB0.317 billion for Shang’an project, RMB0.307 billion for Jinling Cogeneration Coal-fired project, and RMB0.300 billion for Yueyang project. The expenditures on construction projects in Singapore were RMB1.198 billion. The expenditures on other projects were RMB6.348 billion.

The above capital expenditures are sourced mainly from internal capital, cash flows provided by operating activities, debt and equity financings.

The Company expects to have significant capital expenditures in the next few years. During the course, the Company will make active efforts to improve project planning process on commercially viable basis. The Company will also actively develop newly planned projects to pave the way for its long-term growth. The Company expects to finance the above capital expenditures through internal funding, cash flows provided by operating activities, and debt and equity financing.

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The cash requirements, usage plans and cash resources of the Company for the next year are as following:

(Unit: RMB billion)
Capital Expenditure Project	Capital Expenditure Plan for 2014	Cash resources arrangements	Financing costs and note on use

Thermal power projects	13.6	Including internal cash resources and bank loans	Within the floating range of benchmark lending interest rates of PBOC
Hydropower projects	0.2	Including internal cash resources and bank loans	Within the floating range of benchmark lending interest rates of PBOC
Wind power projects	2.9	Including internal cash resources and bank loans	Within the floating range of benchmark lending interest rates of PBOC
Port projects	0.9	Including internal cash resources and bank loans	Within the floating range of benchmark lending interest rates of PBOC
Coal mining projects	1.2	Including internal cash resources and bank loans	Within the floating range of benchmark lending interest rates of PBOC
Technical renovation projects	6.0	Including internal cash resources and bank loans	Within the floating range of benchmark lending interest rates of PBOC

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2.3	Cash resources and anticipated financing costs

The Company expects to finance its capital expenditure and acquisition costs primarily from internal capital, cash flow from operating activities and debt and equity financing.

Good operating results and sound credit status provide the Company with strong financing capabilities. As of 31 December 2013, the undrawn available banking facilities of the Company and its subsidiaries amount to more than RMB170 billion, granted by Bank of China, Construction Bank of China and China Development Bank, etc.

The Company completed the issuance of unsecured super short-term bonds in four installments on 27 February, 3 April, 15 May and 17 December of 2013, each at principal amount of RMB5 billion and nominal annual interest rate of 3.80%, 3.90%, 3.80% and 5.70%, respectively. Each of the bonds was denominated in RMB, issued at par value, and would mature in 270 days from issuance.

The Company completed the issuance of unsecured short-term notes at principal amount of RMB5 billion and nominal annual interest rate of 5.25% on 11 November, 2013. The notes were denominated in RMB, issued at par value, and would mature in 365 days from issuance.

The Company issued overseas listed bonds with maturity of 3 years on 5 February 2013 with a face value of RMB1.5 billion bearing an annual interest rate of 3.85%. These bonds are denominated in RMB and issued at par.

The Company issued non-public debt financing instrument with maturity of 3 years on 4 June 2013 with a face value of RMB5 billion bearing an annual interest rate of 4.82%. The bonds are denominated in RMB and issued at par.

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As of 31 December 2013, short-term borrowings of the Company and its subsidiaries totaled RMB37.937 billion (2012: RMB27.442 billion). Borrowings from banks were charged at interest rates ranging from 2.67% to 6.10% per annum (2012: 5.04% to 6.56%).

Short-term bonds payable by the Company and its subsidiaries totaled RMB15.135 billion (2012: RMB35.450 billion).

As of 31 December 2013, long-term borrowings of the Company and its subsidiaries totaled RMB73.311 billion (2012: RMB81.621 billion), including RMB denominated borrowings of RMB55.342 billion (2012: RMB61.713 billion), U.S. dollar denominated borrowings of approximately US$0.616 billion (2012: US$0.693 billion), Euro denominated borrowings of approximately €67 million(2012: €77 million), and Singaporean dollar denominated borrowings of S$2.852 billion (2012: S$2.930 billion). The U.S. dollar denominated borrowings included floating-rate borrowings of approximately US$0.608 billion (2012: US$0.678 billion), all the borrowings denominated in Singaporean dollar were floating-rate. For the year ended 31 December 2013, long-term bank borrowings of the Company and its subsidiaries have had interest rates from 0.81% to 6.55% (2012: 0.54% to 7.05%) per annum.

The Company and its subsidiaries will closely monitor any change in the exchange rate and interest rate markets and cautiously assess the currency rate and interest rate risks.

Combining the current development of the power generation industry and corporate growth, the Company will make continuous efforts to not only meet cash requirements of daily operations, constructions and acquisitions, but also establish an optimal capital structure to minimize the cost of capital and manage financial risks through effective financial management activities, thus maintaining sustainable and stable returns to the shareholders.

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2.4	Other financing requirements

The objective of the Company is to bring long-term, steadily growing returns to shareholders. In line with this objective, the Company follows a proactive, stable and balanced dividend policy. In accordance with the profit appropriation plan of the board of directors of the Company (subject to the approval of the shareholders’ meeting), the Company expects to pay a cash dividend of approximately RMB5,341 million for 2013.

2.5	Maturity profile of loans

	(RMB billion)
Maturity Profile	2014	2015	2016	2017	2018
Principal proposed to be paid	71.434	12.677	20.112	8.564	9.541
Interest proposed to be paid	6.648	3.939	3.291	2.413	1.981
Total	78.082	16.616	23.403	10.977	11.522

Note:

The amount of the principal to be repaid in 2014 is relatively large because this includes expected repayment of short-term loans and short-term bonds.

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C.	COMPANY’S LONG-TERM DEVELOPMENT STRATEGY AND PLANNING

It is set forth in the strategic development plan of the Company that by 2015, it strives to have a controlled generation capacity of 80 million KW. The Company will continue improving the synergies among its controlled power, coal, port and transportation facilities and make efforts to develop into an internationally leading public power generation company with advanced technologies, outstanding management expertise, optimized operating structure and strong profitability focusing on both coal-fired and clean energy based power generation. By 31 December 2013, the Company had controlled installed generation capacity of 66,795MW, of which 9.35% was generated by clean energies. The equity- based generating capacity was 59,625MW of which 12.24% was generated by clean energies.

D.	TREND ANALYSIS

It is forecast by China Electricity Enterprises Association that China’s GDP is expected to grow by 7.5% in 2014 and national power consumption will increase by 6.5% to 7% from same period last year. Total installed generation capacity in the PRC is expected to increase by 7.3% with newly installed generation capacity of 90 million KW. The utilization of power generation equipment in the PRC is expected to reach 4,430 hours, with utilization hours of coal-fired equipment at 4,920 hours which is generally the same with that in 2013. Power supply and demand nationwide are expected to be in balance generally. Regionally, Power generators in Northeast and Central China will see excessive generation capacity, power supply is expected to meet demand in the power market in North and East China with possible shortage during summer and winter peaks. Northwest China will experience a generally balanced supply-demand situation and growth of power generation in this region will exceed the national average. Balanced power supply and demand will also occur in South China, with the possible exception of Yunnan Province which may have excessive power generation capacity due to its rapid growth of hydropower.

-- 28 --

The Company will further its efforts to alert and control market risks, make strengthened analysis and study of the conditions and policies of power market, design flexible marketing strategies to respond effectively to market demand, take initiatives to develop market and implement relevant government policies, and leverage its strengths on energy saving and environment protection to increase equipment utilization hours and mitigate operational risks.

In 2014, the People’s Bank of China (PBOC) will continually implement steady monetary policies and make predicative fine-tuning to monetary policies from time to time. In respect of the credit market, liquidity is still tight with higher financing costs. In respect of monetary policies, the PBOC will continue expanded application of open market operations, commence using open market short-term liquidity operations, and make on-going efforts for liberalization of RMB interest rates. The deposit reserve requirement ratio and benchmark interest rates for borrowings and lending are unlikely to change in the foreseeable future, and the monetary policy will remain stable.

E.	PERFORMANCE OF SIGNIFICANT INVESTMENTS AND THEIR PROSPECTS

The Company acquired 25% equity interest in Shenzhen Energy Group for RMB2.39 billion on 22 April 2003. In 2011, Shenzhen Energy Group divided into a remainder company Shenzhen Energy Group and a new company Shenzhen Energy Management Company, and the Company holds 25% equity interests in each of the two companies. The Company acquired 200 million shares from Shenzhen Energy, a subsidiary of Shenzhen Energy Group, in December 2007. Shenzhen Energy allotted shares with its capital surplus in 2011. In February 2013, Shenzhen Energy merged Shenzhen Energy Management Corporation through the combination of directional seasoned offering and cash payment to the shareholders of Shenzhen Energy Management Corporation, Shenzhen State- owned Assets Supervision and Administration Commission and the Company. After the merger, the Company directly holds 661,161,106 shares, representing 25.02% shares in Shenzhen Energy. These investments brought a profit of RMB330 million for the Company for the year ended 31 December 2013 under IFRS. This investment is expected to provide steady returns to the Company.

-- 29 --

The Company held directly 60% equity interest in Sichuan Hydropower as of 31 December 2006. In January 2007, Huaneng Group increased its capital investment in Sichuan Hydropower by RMB615 million, thus reducing the Company’s equity interest in Sichuan Hydropower to 49% and making Huaneng Group the controlling shareholder of Sichuan Hydropower. This investment brought a profit of RMB166 million for the year ended 31 December 2013 under IFRS. This investment is expected to provide steady returns to the Company.

F.	EMPLOYEE BENEFITS

As of 31 December 2013, the Company and its subsidiaries had 37,729 employees within and outside PRC. The Company and its subsidiaries provide employees with competitive remuneration and linked such remuneration to operating results as working incentives for the employees. Currently, the Company and its subsidiaries do not have any stock or option based incentive plan.

Based on the development plans of the Company and its subsidiaries and the requirements of individual positions, together with consideration of specific characteristics of individual employees, the Company and its subsidiaries tailored various training programs for their employees on management, technology and skills. These programs enhanced comprehensive skills of the employees.

G.	GUARANTEES AND PLEDGES ON LOANS AND RESTRICTED ASSETS

As of 31 December 2013, the Company provided guarantee for Tuas Power’s long-term bank borrowings of approximately RMB13.629 billion.

As of 31 December 2013, the details of secured loans of the Company and its subsidiaries were as follows:

1.
The Company pledged certain accounts receivable for certain short-term loans borrowed in 2013. As of 31 December 2013, short-term loans of RMB6,000 million were secured by accounts receivable of the Company and its subsidiaries with net book value amounting to RMB6,501 million.

-- 30 --

2.	As of 31 December 2013, a short-term loan of RMB50 million was secured by certain future revenue to be generated by a subsidiary of the Company.

3.	As of 31 December 2013, a short-term loan of RMB15.05 million was secured by certain property, plant and equipment of a subsidiary of the Company.

4.	As of 31 December 2013, a long-term loan of RMB69 million is secured by territorial waters use right with net book value amounting to RMB82.42 million.

5.	As of 31 December 2013, a long-term loan of RMB123 million is secured by certain property, plant and equipment with net book value amounting to RMB203 million.

6.	As of 31 December 2013, long-term loans of approximately RMB11,430 million were secured by future electricity revenue of the Company and its subsidiaries.

7.	As of 31 December 2013, a long-term loan of RMB100 million was secured by certain future revenue to be generated by a subsidiary.

8.
As of 31 December 2013, notes payable of RMB23 million were secured by notes receivable of the Company and its subsidiaries with net book value amounting to RMB8 million and cash in bank of RMB19 million.

As of 31 December 2013, restricted bank deposits were RMB126 million.

H.	PROVISIONS

As of 31 December 2013, a provision of RMB182 million was made due to a legal claim by a vendor of the Company’s subsidiary (31 December 2012: RMB157 million). The outcome of this legal claim is not expected to give rise to any significant loss beyond the amount provided as of 31 December 2013.

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I.	SIGNIFICANT CHANGES IN ACCOUNTING POLICIES AND CHANGES IN ACCOUNTING ESTIMATE

For the significant changes in accounting policies of the Company for the year ended 31 December 2013, see Note 2 to the financial information extracted from financial statements prepared in accordance with IFRS.

J.	SENSITIVITY ANALYSIS OF IMPAIRMENT

1.	Goodwill impairment

The Company and its subsidiaries perform test annually whether goodwill have suffered any impairment. In 2013, due to the external environment deterioration in respect of shipping market, the utilization of port was below expectation and the price was at a lower level. Based on the impairment testing results, the goodwill arising from the acquisition of Qingdao Port, Luoyuanwan Harbour and Hualu Sea Transportation were fully impaired. Besides, the goodwill arising from the acquisition of Enshi Hydropower was assessed as fully impaired due to the fact that the capital expenditure of the power plant was higher than the original expectation. The above mentioned goodwill impairment provided in 2013 approximately amounted to RMB586 million. For Singapore segment, the goodwill in respect of Tuas Power acquisition was impaired of RMB392 million in 2013 as a result of the power market change in Singapore.

For goodwill allocated to CGUs in the PRC, changes of assumptions in tariff and fuel price could have affected the results of goodwill impairment assessment. As at 31 December 2013, if tariff had decreased by 1% or 5% from management’s estimates with other variables constant with the expectations, the Company and its subsidiaries would have to further recognize impairment against goodwill by approximately RMB115 million and RMB1,864 million, respectively. If fuel price had increased by 1% or 5% from the management’s estimates with other variables constant with the expectations, the Company and its subsidiaries would have to further recognize impairment against goodwill by approximately nil and RMB111 million, respectively.

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2.	Impairment of property, plant and equipment

The Company and its subsidiaries test whether property, plant and equipment suffered any impairment whenever any impairment indication exists.

In 2013, impairment losses for certain property, plant and equipment of approximately RMB473 million have been recognized. Factors leading to the impairment primarily included shut-down of certain domestic power plants and the continuous deterioration in utilization of certain non-power assets in a foreign subsidiary.

Changes of assumptions in tariff and fuel price will affect the result of property, plant and equipment impairment assessment. For those power plants which the property, plant and equipment are subject to impairment testing, as at 31 December 2013, if tariff had decreased by 1% or 5% from management’s estimates with other variables constant with the expectations, the Company and its subsidiaries would have to further recognize impairment against property, plant and equipment by approximately RMB13 million and RMB734 million, respectively. If fuel price had increased by 1% or 5% from the management’s estimates with other variables constant with the expectations, the Company and its subsidiaries would have to further recognize impairment against property, plant and equipment by approximately RMB8 million and RMB40 million, respectively.

K.	RISK FACTORS

1.	Risks relating to power market

It is forecast by China Electricity Enterprises Association that China’s GDP will grow by 7.5% in 2014; national power consumption is expected to increase by 6.5% to 7% from same period last year; total installed generation capacity in the PRC is expected to increase by 7.3% with newly installed generation capacity of 90 million KW. Power supply and demand nationwide are expected to be in balance generally, while power generators in Northeast, Central and South China will see excessive generation capacity.

-- 33 --

The Company will experience challenges in power generation growth as most of the Company’s thermal generating capacities are located in the coastal provinces and cities in southeast China. Meanwhile, the operations of multiple hydro-power generating units in West China as well as super high voltage lines transmitting electricity from West China to East China will restrict the generation potential of thermal power generators in East China. The Company’s power generation capacities in North China, Yangtze River Delta and Zhujiang River Delta will be subject to strict control as a result of the government’s measures to prevent and control air pollution in these regions. The coming year will also be a peak period when a large number of nuclear power and gas power generating units come into operation. All these adverse factors will have certain impact on the power generation growth of the Company.

Under such situation, the Company will further its implementation of various government policies, apply more efforts to alert and control power market risks, make strengthened analysis and study of the conditions and policies of power market, design flexible marketing strategies to respond effectively to market demand, take initiatives to develop market, and leverage its strengths on energy saving and environment protection to increase equipment utilization hours and mitigate risks from electricity market.

2.	Risks relating to electricity tariff

In December 2012, the State Council issued the Guidance on Further Market Reform of the Coal for Power Generation, according to which the electricity tariff will be adjusted in accordance with the coal price change on yearly basis; if the coal price changes by more than 5%, the on-grid electricity tariff will be adjusted accordingly and the adjusted tariff will reflect 10% of the coal price change. The previous adjustment of electricity tariff resulting from coal price change occurred in December 2012, and since then the coal price has experienced more than 5% decrease. If the price of the coal for power generation in 2014 continues a downward trend or experience further reduction, the electricity tariff could be re-adjusted accordingly.

-- 34 --

The Company will keep close watch of relevant government policies and developments, make well-based estimates of coal prices and electricity tariff, strengthen communication and coordination with central and local pricing administrative authorities, and prepare active responses and strategies to deal with relevant issues.

3.	Risks relating to coal market

According to the estimate of China Coal Industry Association, the nationwide coal supply capacity will reach 4.0 billion tons in 2014, including 3.8 billion tons from domestic production and approximately 0.3 billion tons from imports. Coal supply will continue to be sufficient with excessive coal production capacity. The coal price is still subject to uncertainties. Firstly, the increased concentration of domestic coal production capacities and import of spot coal subject the coal price to climate changes in major coal-producing economies; secondly, the enhanced environment protection measures by the government and reform of railway enterprises could lead to increase of railway costs, which in turn could affect the supply of coal.

The Company will continue its two strategies of focusing on long-term cooperation with major mining enterprises and increasing the imported coal. It will also increase the percentage of coal purchased under annual contracting arrangement, and make efforts to control fuel costs by enhanced management throughout the fueling process.

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4.	Risks relating to environment protection policies

The Company will continue making increased investment to satisfy the requirements under environmental protection policies. In September 2013, the State Council issued the Air Pollution Prevention Action Plan (the “Plan”), setting forth stricter requirements for air pollution prevention and control. Local government departments have released local rules and regulations under the Plan, some of which require higher emission standards than the national ones. Carbon emission trading has been conducted in certain regions on trial basis and could be gradually introduced to an expanded market in the future. On July 1, 2014, the new pollutants emission standards for thermal power plants and the dust emission standards in key regions will also come into effect.

Under such situation, the Company is making efforts to increase the percentage of power production capacity generated by clean energies and high-volume, efficient thermal power generating units. It will continue technical renovation of existing generating units, complete scheduled denitrification renovation of coal-fired generating units, and make gradual upgrade of de-dusting devices on certain coal-fired generating units. In its endeavors towards green development, the Company will take advantage of the preferential policies for energy saving and emission reduction renovation and coal-fired generating units upgrade efforts by power generation enterprises as well as the policies encouraging replacement of small generating units with large ones, make efforts to improve energy saving performance and reduce production costs.

-- 36 --

5.	Interest rate risks

The domestic capital market is generally tight and liberalization of interest rates is expected to accelerate. The interest bearing debts of the Company are mostly denominated in RMB. The interest rates applicable to existing RMB loan contracts will be regularly adjusted in accordance with the adjustment of benchmark lending interest rates published by the PBOC, and the interest rates applicable to new RMB loan contracts will be determined based on the benchmark lending interest rates published by the PBOC. The change of the benchmark lending interest rates published by the PBOC will have direct impact on the debt costs of the Company.

The Company will make reasonable financing arrangement according to market conditions, explore new accesses to capital markets, and strive to control financing costs subject to satisfaction of funding requirements.

SHARE CAPITAL STRUCTURE

As at 31 December 2013, the entire issued share capital of the Company amounted to 14,055,383,440 shares, of which 10,500,000,000 shares were domestic shares, representing 74.70% of the total issued share capital, and 3,555,383,440 shares were foreign shares, representing 25.30% of the total issued share capital of the Company. In respect of domestic shares, Huaneng International Power Development Corporation (“HIPDC”) owned a total of 5,066,662,118 shares, representing 36.05% of the total issued share capital of the Company while Huaneng Group held 1,561,371,213 shares, representing 11.11% of the total issued share capital of the Company. Other domestic shareholders held a total of 3,871,966,669 shares, representing 27.55% of the total issued share capital.

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DIVIDENDS

Since the listing of the Company, shareholders have given great support to and cared much for the Company. The Company has also generated returns that have been growing continuously and steadily over the years. The Company has been paying dividends to shareholders every year since 1998, with an accumulated dividend of RMB32.280 billion paid.

The Company’s articles of association clearly defines the Company’s cash dividend policy, i.e. when the Company’s earnings and accumulative undistributable profits for the current year are positive, and on condition that the Company’s cash flow can satisfy the Company’s normal operation and sustainable development, the Company shall adopt a cash dividend appropriation policy on principle that the cash dividend payout will not be less than 50% of the distributable profit realized in the then year’s consolidated financial statement.

In the future, the Company will continue to follow a proactive, balanced and stable dividend policy and persistently enhance its profitability, striving for realization of increasing returns to shareholders.

In accordance with the requirements of relevant laws and regulations and the articles of association of the Company, the Company adheres to the profit distribution policy whereby the distributable profits shall be the lower of distributable profits as stated in the financial statements prepared under the PRC Accounting Standards and the International Financial Reporting Standards.

The Company proposed to declare a cash dividend of RMB0.38 (inclusive of tax) for each share to all shareholders for 2013. All dividend payable to shareholders shall be subject to shareholders’ approval at the annual general meeting of the Company.

-- 38 --

In accordance with the “Enterprise Income Tax Law of China” and its implementation regulations which came into effect on 1 January 2008, the Company is required to withhold and pay enterprise income tax at the rate of 10% on behalf of the non- resident enterprise shareholders whose names appear on the register of members for H share of the Company when distributing final dividends to them. For H shares of the Company registered other than in the name(s) of individual(s), including HKSCC Nominees Limited, other nominees, trustees, or other organizations or groups, shall be deemed to be shares held by non-resident enterprise shareholder(s). On the basis, enterprise income tax shall be withheld from dividends payable to such shareholder(s).

As the Company is yet to confirm the date of the 2013 annual general meeting, the record date(s) for determining the eligibility to attend and vote at the 2013 annual general meeting and the entitlement to the final dividend and the period(s) for closure of register, the Company will upon confirmation thereof announce such details in the notice of the 2013 annual general meeting. Such notice is expected to be issued to shareholders in April 2014.

The Company shall comply with the relevant rules and regulations to withhold and pay enterprise income tax on behalf of the relevant shareholders with reference to the register of members of the Company as of the record date.

PRE-EMPTIVE RIGHTS

According to the articles of association of the Company and the laws of the PRC, there are no provisions for pre-emptive rights requiring the Company to offer new shares to the existing shareholders of the Company in proportion to their shareholdings.

-- 39 --

MAJOR SUPPLIERS AND CUSTOMERS

The five major suppliers of the Company and its subsidiaries for 2013 were China Huaneng Group Fuel Co., Ltd., Shanxi Jinneng Group Co., Ltd., Shanxi Yangquan Coal Industry Group Company, China Shenhua Energy Company Limited and Gansu Province Huating Coal Co., Ltd. respectively. The total purchase from them amounted to approximately RMB28.4 billion, representing approximately 40% of the total coal purchase of the year.

As a power producer, the Company sells the electricity generated by its power plants through local grid operators only and has no other customer. The five major customers of the Company and its subsidiaries for 2013 were Jiangsu Electric Power Corporation, Shandong Electric Power Corporation, Guangdong Power Grid Corporation, Zhejiang Electric Power Corporation and Shanghai Electric Power Corporation. The five customers accounted for approximately 46.98% of the operating revenue for the year while the largest customer, namely Jiangsu Electric Power Corporation, accounted for approximately 12.67% of the operating revenue.

None of the directors, supervisors and their respective associates (as defined in the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the “Listing Rules”)) had any interest in the five major suppliers and customers of the Company mentioned above in 2013.

COMPETITION WITH CONTROLLING SHAREHOLDERS

The ultimate controlling shareholder of the Company, Huaneng Group, is also engaged in the power industry in China. HIPDC, the direct controlling shareholder of the Company, is also engaged in the power industry in China. The Company, HIPDC (direct controlling shareholder) and Huaneng Group (ultimate controlling shareholder) have power plants located in certain same regions. Huaneng Group and HIPDC have already entrusted the Company to manage certain of their power plants.

-- 40 --

On 17 September 2010, the Company received an undertaking from Huaneng Group regarding further avoidance of business competition. On the premises of continuing the undertaking previously provided, Huaneng Group further undertook that: (1) it shall treat the Company as the only platform for integrating the conventional energy business of Huaneng Group; (2) with respect to the conventional energy business assets of Huaneng Group located in Shandong Province, Huaneng group undertakes that it will take approximately 5 years to improve the profitability of such assets and when the terms become appropriate, it will inject those assets into the Company. The Company has a right of first refusal to acquire from Huaneng Group the newly developed, acquired or invested projects which are engaged in the conventional energy business of Huaneng Group located in Shandong Province; (3) with respect to the other non-listed conventional energy business assets of Huaneng Group located in other provincial administrative regions, Huaneng Group undertook that it will take approximately 5 years, and upon such assets meeting the conditions for listing, to inject such assets into the Company, with a view to supporting the Company’s continuous and stable development; and (4) Huaneng Group will continue to perform each of its undertakings to support the development of its subordinated listed companies.

Currently, the Company has 15 directors and only four of them have positions in Huaneng Group and/or HIPDC. According to the articles of association of the Company, in case a conflict of interest arises, the relevant directors shall abstain from voting in the relevant resolutions. Therefore, the operation of the Company is independent from Huaneng Group and HIPDC and the operation of the Company is conducted for its own benefit.

PURCHASE, SALE OR REDEMPTION OF SHARES OF THE COMPANY

The Company and its subsidiaries did not sell any shares or other securities of the Company and did not purchase or redeem any shares or other securities of the Company in 2013.

-- 41 --

DIRECTORS OF THE COMPANY

The Directors of the Company in 2013 were:

Cao Peixi	Chairman	Appointed on 17 May 2011
Huang Long	Vice Chairman	Appointed on 17 May 2011
Li Shiqi	Director	Appointed on 17 May 2011
Huang Jian	Director	Appointed on 17 May 2011
Liu Guoyue	Director	Appointed on 17 May 2011
Fan Xiaxia	Director	Appointed on 17 May 2011
Shan Qunying	Director	Appointed on 17 May 2011
Guo Hongbo	Director	Appointed on 21 February 2012
Xu Zujian	Director	Appointed on 17 May 2011
Xie Rongxing	Director	Appointed on 12 June 2012
Shao Shiwei	Independent Director	Appointed on 17 May 2011
Wu Liansheng	Independent Director	Appointed on 17 May 2011
Li Zhensheng	Independent Director	Appointed on 17 May 2011
Qi Yudong	Independent Director	Appointed on 17 May 2011
Zhang Shouwen	Independent Director	Appointed on 17 May 2011

MODEL CODE FOR SECURITIES TRANSACTIONS BY DIRECTORS AND SUPERVISORS

On 31 March 2009, the Company’s Board considered and approved the Amended Management Guidelines Regarding the Holding of the Company’s Shares by the Directors, Supervisors and Senior Management of Huaneng Power International, Inc. The standard of such guidelines is no less exacting than these set out in the Model Code for Securities Transactions by Directors of Listed Issuers as set out in Appendix 10 to the Listing Rules. Enquiry has been made with all Directors and Supervisors and all of them confirmed that they have complied with the code throughout 2013.

-- 42 --

DIRECTORS’, CHIEF EXECUTIVES’ AND SUPERVISORS’ RIGHT TO PURCHASE SHARES

For the year ended 31 December 2013, none of the Directors, Chief Executives, Supervisors of the Company or their respective associates had any interests in the shares of the Company or any associated corporations (within the meaning of the Securities and Futures Ordinance (“SFO”)) which are (a) required to be notified to the Company and The Stock Exchange of Hong Kong Limited (“Hong Kong Stock Exchange”) pursuant to Divisions 7 and 8 of Part XV of the SFO; or (b) required to be recorded in the register kept by the Company pursuant to Section 352 of the SFO; (c) required to be notified to the Company and the Hong Kong Stock Exchange pursuant to the Model Code for Securities Transactions by Directors of Listed Issuers.

For the year ended 31 December 2013, none of the Directors, Chief Executives, Supervisors, senior management of the Company or their spouses and children under the age of 18 was given the right to acquire any shares, underlying shares or debentures of the Company or any associated corporations (within the meaning of the SFO).

DIRECTORS’ AND SUPERVISORS’ INTEREST IN CONTRACTS AND SERVICE CONTRACTS

Save for the service contracts mentioned below, as at the end of 2013, the directors and supervisors of the Company did not have any material interests in any contracts entered into by the Company.

No director and supervisor has entered into any service contract which is not terminable by the Company within one year without payment of compensation (other than statutory compensation).

Each and every Director and Supervisor of the Company had entered into a service contract with the Company for a term of three years commencing from the signing of the contract.

-- 43 --

INDEPENDENT DIRECTORS’ CONFIRMATIONS OF INDEPENDENCE

Each of the independent directors of the Company, namely Mr. Shao Shiwei, Mr. Wu Liansheng, Mr. Li Zhensheng, Mr. Qi Yudong and Mr. Zhang Shouwen has signed a confirmation letter by independent non-executive directors for 2013 on 17 March 2014 to confirm his compliance with the relevant requirements regarding independence under the Listing Rules and the Company considers them to be independent.

PUBLIC FLOAT

As at the date of this announcement, the Company has maintained the prescribed public float under the Listing Rules and as agreed with the Hong Kong Stock Exchange, based on the information that is publicly available to the Company and within the knowledge of the directors.

TOP TEN SHAREHOLDERS OF THE COMPANY

The following table sets out the shareholdings of the top ten shareholders of the Company as at 31 December 2013:

Names of shareholders	No. of Shares held as at the year end	Percentage of Shareholding (%)

Huaneng International Power Development Corporation	5,066,662,118	36.05
HKSCC Nominees Limited	2,902,280,217	20.65
China Huaneng Group	1,561,371,213	11.11
Hebei Construction & Investment Group Co., Ltd.	603,000,000	4.29
China Hua Neng Group Hong Kong Limited	472,000,000	3.36
Jiangsu Provincial Investment & Management Limited Liability Company	416,500,000	2.96
Liaoning Energy Investment (Group) Limited Liability Company	388,619,936	2.76
Fujian Investment Development (Group) Co., Ltd.	374,467,500	2.66
Dalian Municipal Construction Investment Company Limited	301,500,000	2.15
HSBC Nominees (Hong Kong) Limited	162,418,480	1.16

-- 44 --

REMUNERATION POLICY

The Company unceasingly improves its remuneration and distribution system and, in accordance with the overall development strategy of the Company, has formulated a set of remuneration management rules. Employees’ salaries are determined by reference to the job positions they hold and calculated based on their job performance. Giving consideration to both efficiency and fairness, the Company creates a methodic and effective incentive mechanism by linking the employees’ remuneration with their personal performance and the business performance of the Company as well. The remuneration of the Directors, Supervisors and senior management of the Company mainly consists of the following:

(1)	Basic salaries and allowances

The basic salary is mainly set by an evaluation of the job position and a factor analysis, and with reference to the salary level of the relevant position in the labor market. It accounts for about 36% of the total remuneration.

(2)	Discretionary bonus

Discretionary bonus is based on the operating results of the Company, the performance of the Directors, Supervisors and senior management. It accounts for about 51% of the total remuneration.

(3)	Pension

The Directors, Supervisors and senior management enjoy various social insurances established by the Company, including basic pension insurance, corporate annuity and housing fund. This pension contribution accounts for about 13% of the total remuneration.

-- 45 --

According to the resolution at the general meeting, the Company pays each independent Director a subsidy amounted to RMB60,000 (after tax) each year. The Company also reimburses the independent Directors for the expenses they incur in attending board meetings and general meetings and other reasonable expenses they incur while fulfilling their obligations under the Company Law and the Company’s Articles of Association (including travelling expenses and administrative expenses). Besides these, the Company does not give the independent Directors any other benefit.

STAFF HOUSING

The Company made allocation to the housing fund for the employees of the Company and its subsidiaries in accordance with the relevant PRC regulations.

STAFF WELFARE QUARTERS

According to the relevant PRC regulations, the Company has not provided welfare quarters to its staff.

STAFF MEDICAL INSURANCE SCHEME

According to the requirements as prescribed by the relevant local governments, the Company and its subsidiaries have joined a medical insurance scheme for its staff, and have taken measures for its implementation according to planning.

RETIREMENT SCHEMES

The Company and its subsidiaries have implemented a series of specified retirement contribution schemes based on the local conditions and policies of the places where the Company and its subsidiaries have operations.

-- 46 --

Pursuant to the specified retirement contribution schemes, the Company and its subsidiaries have paid contributions according to the contracted terms and obligations set out in the publicly administered retirement insurance plans. The Company has no other obligations to pay further contributions after paying the prescribed contributions. The contributions payable from time to time will be regarded as expenses in the period during the year they are made and accounted for as labor cost.

GENERAL MEETINGS

During the reporting period, the Company convened one annual general meeting and one extraordinary general meeting.

1.	The Company’s annual general meeting was held on 19 June 2013. The resolutions passed at the meeting were published in China Securities Journal and Shanghai Securities News on 20 June 2013.

2.
The Company’s first extraordinary general meeting of 2013 was held on 12 March 2013. The resolutions passed at the meeting were published in China Securities Journal and Shanghai Securities News on 13 March 2013.

MAJOR EVENT

Due to work requirement, Mr. Li Shuqing, the Vice President of the Company, tendered his resignation report to the Board of Directors in December 2013. On 27 December 2013, the resignation of Mr. Li Shuqing as the Vice President was approved by the Board of Directors.

CODE OF CORPORATE GOVERNANCE PRACTICES

During the year, the Company has complied with the Corporate Governance Code as set out in Appendix 14 of the Listing Rules. The annual report of the Company will contain a corporate governance report prepared in accordance with the requirements under the Listing Rules.

-- 47 --

DESIGNATED DEPOSIT

As at 31 December 2013, the Company and its subsidiaries did not have any designated deposit with any financial institutions within the PRC nor any overdue fixed deposit which could not be recovered.

DONATION

During the reporting period, the Company made a donation of RMB7.78 million.

LEGAL PROCEEDINGS

As of 31 December 2013, a subsidiary of the Company had made provisions for anticipated liabilities of about RMB182 million against an arbitration matter (31 December 2012: RMB157 million). The arbitration proceeding was initiated by a supplier of a subsidiary of the Company. Such subsidiary expected that the compensation amount arising from such arbitration would not significantly exceed the provisions made as at 31 December 2013. Except for this, as at 31 December 2013, the Company and its subsidiaries were not involved in any material litigation or arbitration and no material litigation or claim was pending or threatened or made against the Company and its subsidiaries.

ANNUAL GENERAL MEETING AND CLOSURE OF REGISTER

As the Company has not yet confirmed the date for convening the 2013 annual general meeting, or the record date(s) or the period(s) for closure of register for determining eligibility to attend and vote at the 2013 annual general meeting and for determining the entitlement to the final dividend, the Company will upon confirmation thereof announce such details in the notice of the 2013 annual general meeting, such notice is expected to be issued to shareholders in April 2014.

-- 48 --

AUDITORS

Upon approval at the 2012 annual general meeting, KPMG and KPMG Huazhen (Special General Partnership) were appointed as the Company’s international and PRC auditors respectively for the year 2013.

The Board has resolved to continue to appoint KPMG and KPMG Huazhen (Special General Partnership) as the international and PRC auditors of the Company for the year 2014, respectively, with the proposal of the Audit Committee, where such proposal is subject to the approval by the Shareholders at the 2013 annual general meeting.

PUBLICATION OF RESULTS ON THE WEBSITES OF THE HONG KONG STOCK EXCHANGE AND THE COMPANY

This announcement of 2013 annual results is published on the Hong Kong Stock Exchange’s website (http://www.hkex.com.hk) and the Company’s website (http://www.hpi.com.cn and http://www.hpi-ir.com.hk). The 2013 annual report of the Company containing all the information required by the Listing Rules will be despatched to the shareholders and available on the above websites in due course.

-- 49 --

DOCUMENTS FOR INSPECTION

The Company’s annual reports (for A shares and H shares, respectively) for the year 2013 will be published in April 2014 in Beijing and Hong Kong respectively. The Company will file an annual report in Form 20-F with the Securities and Exchange Commission of the United States. Copies of annual reports as well as the Form 20-F, once filed, will be available at:

Beijing	Huaneng Power International, Inc.
Huaneng Building
6 Fuxingmennei Street
Xicheng District
Beijing
The People’s Republic of China

Tel: (8610) 6322 6999
Fax: (8610) 6322 6666

Hong Kong	Wonderful Sky Financial Group Limited
Unit 3102-05, 31/F., Office Tower,
Convention Plaza, 1 Harbour Road,
Wanchai, Hong Kong

Tel: (852) 2851 1038
Fax: (852) 2815 1352

By Order of the Board
Huaneng Power International, Inc.
Cao Peixi
Chairman

-- 50 --

As at the date of this announcement, the directors of the Company are:

Cao Peixi	Shao Shiwei
(Executive Director)	(Independent Non-executive Director)
Huang Long	Wu Liansheng
(Non-executive Director)	(Independent Non-executive Director)
Li Shiqi	Li Zhensheng
(Non-executive Director)	(Independent Non-executive Director)
Huang Jian	Qi Yudong
(Non-executive Director)	(Independent Non-executive Director)
Liu Guoyue	Zhang Shouwen
(Executive Director)	(Independent Non-executive Director)
Fan Xiaxia
(Executive Director)
Shan Qunying
(Non-executive Director)
Guo Hongbo
(Non-executive Director)
Xu Zujian
(Non-executive Director)
Xie Rongxing
(Non-executive Director)

Beijing, the PRC 19 March 2014

-- 51 --

A.	FINANCIAL INFORMATION EXTRACTED FROM FINANCIAL STATEMENTS PREPARED UNDER INTERNATIONAL FINANCIAL REPORTING STANDARDS (“IFRS”)

CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME
For the year ended 31 December 2013
(Amounts expressed in thousands of RMB, except per share data)

		For the year ended 31 December
	Note	2013	2012
Operating revenue	3	133,832,875	133,966,659
Tax and levies on operations		(1,043,855)	(672,040)
Operating expenses
Fuel		(73,807,817)	(82,355,449)
Maintenance		(3,856,975)	(2,846,521)
Depreciation		(11,293,522)	(11,032,748)
Labor		(5,762,884)	(5,112,484)
Service fees on transmission and transformer facilities of HIPDC		(140,771)	(140,771)
Purchase of electricity		(4,955,603)	(7,101,878)
Others		(8,860,409)	(7,747,828)
Total operating expenses		(108,677,981)	(116,337,679)
Profit from operations		24,111,039	16,956,940
Interest income		170,723	175,402
Financial expenses, net
Interest expense		(7,787,472)	(8,897,097)
Exchange gain/(loss) and bank charges, net		94,109	(166,778)
Total financial expenses, net		(7,693,363)	(9,063,875)
Share of profits of associates and joint ventures		615,083	622,358
Loss on fair value changes of financial assets/liabilities		(5,701)	(1,171)

Other investment income		224,908	187,131
Profit before income tax expense		17,422,689	8,876,785
Income tax expense	4	(4,522,671)	(2,510,370)
Net profit		12,900,018	6,366,415

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		For the year ended 31 December
	Note	2013	2012
Other comprehensive (loss)/income, net of tax
Items that may be reclassified subsequently to profit or loss:
Fair value changes of available-for-sale financial asset		(106,244)	98,516
Share of other comprehensive (loss)/income of investees accounted for under the equity method		(35,481)	30,070
Effective portion of cash flow hedges		417,891	(325,375)
Translation differences of the financial statements of foreign operations		(782,063)	536,231
Other comprehensive (loss)/income, net of tax		(505,897)	339,442
Total comprehensive income		12,394,121	6,705,857
Net profit attributable to:
– Equity holders of the Company		10,426,024	5,512,454
– Non-controlling interests		2,473,994	853,961
		12,900,018	6,366,415
Total comprehensive income attributable to:
– Equity holders of the Company		9,920,884	5,850,701
– Non-controlling interests		2,473,237	855,156
		12,394,121	6,705,857
Earnings per share attributable to the equity holders of the Company (expressed in RMB per share)
– Basic and diluted	9	0.74	0.39
Dividends paid	6	2,951,631	702,867
Proposed dividend	6	5,341,046	2,951,631
Proposed dividend per share (expressed in RMB per share)	6	0.38	0.21

-- 53 --

BALANCE SHEETS
As at 31 December 2013
(Amounts expressed in thousands of RMB)

		The Company and its Subsidiaries		The Company
		As at 31 December		As at 31 December
	Note	2013	2012	2013	2012
ASSETS
Non-current assets
Property, plant and equipment		181,415,181	177,013,627	65,802,124	64,815,452
Investments in associates and joint ventures		16,678,694	14,596,771	13,854,170	11,915,374
Investments in subsidiaries		–	–	38,896,255	39,284,115
Loans to subsidiaries		–	–	1,787,233	1,400,000
Available-for-sale financial assets		3,111,164	3,052,822	3,099,051	3,040,709
Land use rights		4,491,285	4,297,183	1,459,245	1,497,255
Power generation license		3,837,169	4,084,506	–	–
Mining rights		1,922,655	1,922,655	–	–
Deferred income tax assets		652,358	532,387	423,594	860,779
Derivative financial assets		14,245	13,723	–	–
Goodwill		12,758,031	14,417,543	106,854	108,938
Other non-current assets		3,165,067	3,082,894	283,713	219,887
Total non-current assets		228,045,849	223,014,111	125,712,239	123,142,509
Current assets
Inventories		6,469,026	7,022,384	2,323,873	2,488,249
Other receivables and assets		2,072,981	2,990,395	2,152,521	2,405,140
Accounts receivable	5	15,562,121	15,299,964	6,559,753	6,622,889
Trading securities		–	93,753	–	–
Loans to subsidiaries		–	–	26,952,700	26,141,786
Derivative financial assets		91,727	55,268	–	–
Bank balances and cash		9,433,385	10,624,497	5,219,424	4,613,008
Assets held for sale		557,671	–	787,611	–
Total current assets		34,186,911	36,086,261	43,995,882	42,271,072
Total assets		262,232,760	259,100,372	169,708,121	165,413,581

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		The Company and its Subsidiaries		The Company
		As at 31 December		As at 31 December
	Note	2013	2012	2013	2012
EQUITY AND LIABILITIES
Capital and reserves attributable to equity holders of the Company
Share capital		14,055,383	14,055,383	14,055,383	14,055,383
Capital surplus		17,347,068	17,719,077	17,630,514	18,307,065
Surplus reserves		7,085,454	7,085,454	7,085,454	7,085,454
Currency translation differences		(817,243)	(35,937)	–	–
Retained earnings
– Proposed dividend		5,341,046	2,951,631	5,341,046	2,951,631
– Others		19,438,957	14,354,526	11,341,079	9,170,474
		62,450,665	56,130,134	55,453,476	51,570,007
Non-controlling interests		12,742,309	9,830,208	—	—
Total equity		75,192,974	65,960,342	55,453,476	51,570,007
Non-current liabilities
Long-term loans		60,513,671	72,564,824	16,604,712	22,182,258
Long-term bonds		23,726,550	22,884,688	23,726,550	22,884,688
Deferred income tax liabilities		2,032,417	2,011,729	–	–
Derivative financial liabilities		383,405	837,005	116,568	210,137
Other non-current liabilities		1,404,898	1,247,464	831,530	713,694
Total non-current liabilities		88,060,941	99,545,710	41,279,360	45,990,777
Current liabilities
Accounts payable and other liabilities	7	25,321,374	19,992,901	11,196,737	8,057,585
Taxes payable		1,647,925	1,275,430	738,322	562,973
Dividends payable		166,270	70,839	–	–
Salary and welfare payables		188,837	217,967	68,776	64,039
Derivative financial liabilities		43,591	88,641	–	–
Short-term bonds		15,135,024	35,449,763	15,135,024	35,449,763
Short-term loans		37,937,046	27,442,076	31,490,000	19,633,87
Current portion of long-term loans		12,796,956	9,056,703	8,655,776	14,084,566
Current portion of long-term bonds		5,690,650	–	5,690,650	–
Liabilities held for sale		51,172	–	–	–
Total current liabilities		98,978,845	93,594,320	72,975,285	67,852,797
Total liabilities		187,039,786	193,140,030	114,254,645	113,843,574
Total equity and liabilities		262,232,760	259,100,372	169,708,121	165,413,581

-- 55 --

NOTES TO THE FINANCIAL INFORMATION EXTRACTED FROM FINANCIAL STATEMENTS PREPARED UNDER IFRS
(Amount expressed in thousands of RMB unless otherwise stated)

1.	Basis of preparation

These financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (the “IASB”) and the disclosure requirement of the Hong Kong Companies Ordinance. These financial statements also comply with the applicable disclosure provisions of the Rules Governing the Listing of Securities on the Stock Exchange of Hong Kong Limited. These financial statements have been prepared under the historical cost convention, as modified by the revaluation of available-for-sale financial assets, trading securities and derivative financial assets and liabilities.

As at and for the year ended 31 December 2013, a portion of the Company and its subsidiaries’ funding requirements for capital expenditures were partially satisfied by short-term financing. Consequently, as at 31 December 2013, the Company and its subsidiaries have net current liabilities of approximately RMB64.8 billion. Taking into consideration of the expected operating cash flows of the Company and its subsidiaries and the undrawn available banking facilities of approximately RMB174.2 billion as at 31 December 2013, the Company and its subsidiaries are expected to refinance and also consider alternative sources of financing, where applicable and when needed. Therefore, the directors of the Company are of the opinion that the Company and its subsidiaries will be able to meet its liabilities as and when they fall due within the next twelve months and accordingly, these consolidated financial statements are prepared on a going concern basis.

-- 56 --

2.	Principal accounting policies

The accounting policies have been consistently applied to all the years presented, unless otherwise stated.

The Company and its subsidiaries have adopted the following new standards or amendments to standards that are first effective for the current accounting period.

•
Amendments to IAS 1, ‘Presentation of financial statements – Presentation of items of other comprehensive income’. The amendments require entities to present separately the items of other comprehensive income that would be reclassified to profit or loss in the future if certain conditions are met from those that would never be reclassified to profit or loss. The Company and its subsidiaries adopted the amendments from 1 January 2013. These amendments did not have any material impact on the consolidated financial statements.

•
IFRS 10, ‘Consolidated financial statements’ introduces a single control model to determine whether an investee should be consolidated, by focusing on whether the entity has power over the investee, exposure or rights to variable returns from its involvement with the investee and the ability to use its power to affect the amount of those returns.

As a result of the adoption of IFRS 10, the Company and its subsidiaries have changed their accounting policy with respect to determining whether they have control over an investee. The adoption did not change any of the control conclusions reached by the Company and its subsidiaries in respect of its involvement with other entities as at 1 January 2013.

•
IFRS 11, ‘Joint arrangements’ divides joint arrangements into joint operations and joint ventures. Entities are required to determine the type of an arrangement by considering the structure, legal form, contractual terms and other facts and circumstances relevant to their rights and obligations under the arrangement. Joint arrangements which are classified as joint operations under IFRS 11 are recognized on a line-by-line basis to the

-- 57 --

extent of the joint operator’s interest in the joint operation. All other joint arrangements are classified as joint ventures under IFRS 11 and are required to be accounted for using the equity method in the Company and its subsidiaries’ consolidated financial statements. Proportionate consolidation is no longer allowed as an accounting policy choice.

As a result of the adoption of IFRS 11, the Company and its subsidiaries have changed their accounting policy with respect to their interests in joint arrangements and re-evaluated their involvement in their joint arrangements. The adoption of IFRS 11 did not have any material impact on the financial position and the financial result of the Company and its subsidiaries.

•
IFRS 12, ‘Disclosure of interests in other entities’ brings together into a single standard all the disclosure requirements relevant to an entity’s interests in subsidiaries, joint arrangements, associates and unconsolidated structured entities. The disclosures required by IFRS 12 are generally more extensive than those previously required by the respective standards.

•
IFRS 13, ‘Fair value measurement’ replaces existing guidance in individual IFRSs with a single source of fair value measurement guidance. IFRS 13 also contains extensive disclosure requirements about fair value measurements for both financial instruments and non-financial instruments. The adoption of IFRS 13 did not have any material impact on the fair value measurements of the Company and its subsidiaries’ assets and liabilities.

•
Amendments to IAS 19, ‘Employee benefits’ introduces a number of amendments to the accounting for defined benefit plans. Among them, revised IAS 19 eliminates the “corridor method” under which the recognition of actuarial gains and losses relating to defined benefit schemes could be deferred and recognized in profit or loss over the expected average remaining service lives of employees. Under the revised standard, all actuarial gains and losses are required to be recognized immediately in other comprehensive income. Revised IAS 19 also changed the basis for determining income from plan assets from expected return to interest income calculated at the liability discount rate, and requires immediate recognition

-- 58 --

of past service cost, whether vested or not. This change in accounting policy did not have any material impact on the financial position and the financial result of the Company and its subsidiaries.

•
Annual Improvements to IFRSs 2009-2011 Cycle contains amendments to five standards with consequential amendments to other standards and interpretations. Among them, IAS 1 has been amended to clarify that an opening balance sheet is required only when a retrospective application of an accounting policy, a retrospective restatement or a reclassification has a material effect on the information presented in the opening balance sheet. The amendments also remove the requirement to present related notes to the opening balance sheet when such statement is presented. The adoption of the amendments did not have an impact on these financial statements because the Company and its subsidiaries have not made retrospective restatements during the periods presented.

•
Amendments to IFRS 7 – Disclosures – Offsetting financial assets and financial liabilities. The amendments introduce new disclosures in respect of offsetting financial assets and financial liabilities. Those new disclosures are required for all recognized financial instruments that are set off in accordance with IAS 32, Financial instruments: Presentation and those that are subject to an enforceable master netting arrangement or similar agreement that covers similar financial instruments and transactions, irrespective of whether the financial instruments are set off in accordance with IAS 32.

The adoption of the amendments did not have an impact on the Company and its subsidiaries’ financial statements because the Company and its subsidiaries have not offset financial instruments, nor have they entered into master netting arrangement or similar agreement which is subject to the disclosures of IFRS 7 during the periods presented.

-- 59 --

3.	Revenue and segment information

Revenues recognized during the year are as follows:

	For the year ended 31 December
	2013	2012
Sales of power and heat	132,478,643	131,936,955
Port service	352,988	330,518
Transportation service	133,147	101,205
Others	868,097	1,597,981
Total	133,832,875	133,966,659

Directors and certain senior management of the Company perform the functionas the chief operating decision maker (collectively referred to as the “senior management”). The senior management reviews the internal reporting of the Company and its subsidiaries in order to assess performance and allocate resources. The Company has determined the operating segments based on these reports. The reportable segments of the Company are the PRC power segment, Singapore segment and all other segments (mainly including port and transportation operations). No operating segments have been aggregated to form a reportable segment.

Senior management assesses the performance of the operating segments based on a measure of profit before income tax expense under China Accounting Standard for Business Enterprises (“PRC GAAP”) excluding dividend income received from available-for-sale financial assets and operating results of the centrally managed and resource allocation functions of headquarters (“Segment Results”). Other information provided, except as noted below, to the senior management of the Company is measured under PRC GAAP.

-- 60 --

Segment assets exclude prepaid income tax, deferred income tax assets, available-for-sale financial assets and assets related to the centrally managed and resource allocation functions of headquarters that are not attributable to any operating segment (“corporate assets”). Segment liabilities exclude current income tax liabilities, deferred income tax liabilities and liabilities related to the centrally managed and resource allocation functions of headquarters that are not attributable to any operating segment (“corporate liabilities”). These are part of the reconciliation to total balance sheet assets and liabilities.

All sales among the operating segments were performed at market price or close to market price, and have been eliminated as internal transactions when preparing consolidated financial statements.

	(Under PRC GAAP)
	PRC power segment	Singapore segment	All other segments	Total
Interest income	98,737	70,445	1,541	170,723
Interest expense	(6,968,512)	(448,876)	(138,139)	(7,555,527)
Depreciation and amortization	(10,633,399)	(686,619)	(158,583)	(11,478,601)
Net (loss)/gain on disposal of property, plant and equipment	(906,285)	(987)	10,560	(896,712)
SShare of profits of associates and joint ventures	587,062	–	(127,659)	459,403
Income tax expense	(4,486,588)	(43,774)	(14,591)	(4,544,953)

-- 61 --

		(Under PRC GAAP)
	PRC power segment	Singapore segment	All other segments	Total
For the year ended 31 December 2012
Total revenue	113,685,824	19,841,166	614,688	134,141,678
Inter-segment revenue	–	–	(175,019	(175,019)
Revenue from external customers	113,685,824	19,841,166	439,669	133,966,659
Segment results	8,391,022	1,242,808	(51,308)	9,582,522
Interest income	104,777	70,047	578	175,402
Interest expense	(8,006,824)	(481,124)	(126,882)	(8,614,830)
Depreciation and amortization	(10,280,131)	(619,823)	(147,239)	(11,047,193)
Net (loss)/gain on disposal of property, plant and equipment	(261,564)	46	8,777	(252,741)
Share of profits of associates and joint ventures	608,958	–	(102,887)	506,071
Income tax expense	(2,350,097)	(212,188)	(12,525)	(2,574,810)

31 December 2013
Segment assets	213,582,220	29,722,516	11,409,260	254,713,99

Including:
Additions to non-current assets (excluding financial assets and deferred income tax assets)	16,730,985	1,103,389	1,504,584	19,338,958
Investments in associates	10,991,166	–	2,379,531	13,370,697
Investments in joint ventures	798,000	–	978,013	1,776,013
Segment liabilities	(156,529,664)	(156,529,664)	(5,106,756)	(177,563,355)

  -- 62 --

	(Under PRC GAAP)
	PRC power segment	Singapore segment	All other segments	Total
31 December 2012
Segment assets	210,014,318	32,283,757	9,225,290	251,523,365

Including:
Additions to non-current assets(excluding financial assets anddeferred income tax assets)	30,557,482	2,396,858	1,261,944	34,216,284
Investments in associates	10,449,684	–	914,600	11,364,284
Investments in joint ventures	640,000	–	1,056,637	1,696,637
Segment liabilities	(160,960,185)	(17,872,738)	(4,060,893)	(182,893,816)

A reconciliation of revenue from external customers to operating revenue is provided as follows:

	For the year ended 31 December
	2013	2012
Revenue from external customers (PRC GAAP)	133,832,875	133,966,659
Reconciling item:
Impact of IFRS adjustment*	–	–

Operating revenue per consolidated statement of comprehensive income	133,832,875	133,966,659

-- 63 --

A reconciliation of segment result to profit before income tax expense is provided as follows:

	For the year ended 31 December
	2013	2012
Segment results (PRC GAAP)	17,678,998	9,582,522
Reconciling items:
Loss related to the headquarter	(381,830)	(466,430)
Investment income from China Huaneng Finance Co., Ltd. (“Huaneng Finance”)	166,734	124,092
Dividend income of available-for-sale financial assets	185,399	187,080
Impact of IFRS adjustments*	(226,612)	(550,479)

Profit before income tax expense per consolidated statement of comprehensive income	17,422,689	8,876,785

Reportable segments’ assets are reconciled to total assets as follows:

	As at 31 December
	2013	2012
Total segment assets (PRC GAAP)	254,713,996	251,523,365
Reconciling items:
Investment in Huaneng Finance	1,270,016	1,257,181
Deferred income tax assets	762,561	672,840
Prepaid income tax	5,119	14,850
Available-for-sale financial assets	3,161,165	3,102,822
Corporate assets	361,996	290,811
Impact of IFRS adjustments*	1,957,907	2,238,503
Total assets per consolidated balance sheet	262,232,760	259,100,372

-- 64 --

Reportable segments’ liabilities are reconciled to total liabilities as follows:

	As at 31 December
	2013	2012
Total segment liabilities (PRC GAAP)	(177,563,355)	(182,893,816)
Reconciling items:
Current income tax liabilities	(700,082)	(788,624)
Deferred income tax liabilities	(1,788,922)	(1,776,203)
Corporate liabilities	(6,177,875)	(6,484,987)
Impact of IFRS adjustments*	(809,552)	(1,196,400)

Total liabilities per consolidated balance sheet	(187,039,786)	(193,140,030)

Other material items:

	Reportable segment total	Headquarters	Investment income from Huaneng Finance	Impact of IFRS adjustments*	Total

Interest expense	(7,555,527)	(231,945)	–	–	(7,787,472)
Depreciation and amortization	(11,478,601)	(23,540)	–	(43,374)	(11,545,515)
Share of profits of associates and joint ventures	459,403	–	166,734	(11,054)	615,083
Income tax expense	(4,544,953)	–	–	22,282	(4,522,671)

For the year ended 31 December 2012
Interest expense	(8,614,830)	(282,267)	–	–	(8,897,097)
Depreciation and amortization	(11,047,193)	(42,749)	–	(166,468)	(11,256,410)
Share of profits of associates and joint ventures	506,071	–	124,092	(7,805)	622,358
Income tax expense	(2,574,810)	–	–	64,440	(2,510,370)

*
The GAAP adjustments above primarily represented the classification adjustments and other adjustments. The GAAP adjustments other than classification adjustments were primarily brought forward from prior years. Such differences will be gradually eliminated following subsequent depreciation and amortization of related assets or the extinguishment of liabilities.

  -- 65 --

Geographical information (Under IFRS):

(i)	External revenue generated from the following countries:

	For the year ended 31 December
	2013	2012
PRC	119,593,313	114,125,493
Singapore	14,239,562	19,841,166
Total	133,832,875	133,966,659

(ii)	Non-current assets (excluding financial assets and deferred income tax assets) are located in the following countries:

	As at 31 December
	2013	2012
PRC	198,621,517	192,281,707
Singapore	24,920,351	26,459,701
Total	223,541,868	218,741,408

The information on the portion of external revenue of the Company and its subsidiaries which is generated from sales to major customers of the Company

-- 66 --

and its subsidiaries at amount equal to or more than 10% of external revenue is as follows:

	For the year ended 31 December
	2013		2012
	Amount	Proportion	Amount	Proportion

Jiangsu Electric Power Company	16,950,098	13%	16,289,628	12%
Shandong Electric Power Corporation	16,545,732	12%	16,492,367	12%

4.    Income tax expense

	For the year ended 31 December
	2013	2012

Current income tax expense	4,579,901	2,659,038
Deferred income tax	(57,230)	(148,668)

	4,522,671	2,510,370

-- 67 --

No Hong Kong profits tax has been provided as there were no estimated assessable profits in Hong Kong for the year (2012: nil).

The reconciliation of the effective income tax rate from the notional income tax rate is as follows:

	For the year ended 31 December
	2013		2012

Notional tax on profit before income tax expense, calculated at the applicable income tax rates in the countries concerned	24.33%		24.28%
Effect of tax losses and deductible temporary differences not recognized	1.01%		3.28%
Effect of non-taxable income	(1.15%	)	(1.95%	)
Effect of non-deductible expenses	1.79%		2.67%
Others	(0.03%	)	–

Effective tax rate	25.95%		28.28%

The Company and its PRC branches and subsidiaries are subject to income tax at 25%, except for certain PRC branches and subsidiaries that are taxed at preferential tax rates ranging from 0% to 15%.

Pursuant to Guo Shui Han [2009] No. 33, starting from 1 January 2008, the Company and its PRC branches calculate and pay income tax on a consolidated basis according to relevant tax laws and regulations. The original regulation specifying locations for power plants and branches of the Company to make enterprise income tax payments was abolished. The income tax of subsidiaries remains to be calculated individually based on their individual operating results.

The income tax rate applicable to Singapore subsidiaries is 17% (2012: 17%).

  -- 68 --

5.	Accounts receivable

Accounts receivable comprised the following:

	The Company and its subsidiaries		The Company
	As at 31 December		As at 31 December
	2013	2012	2013	2012
Accounts receivable	14,812,913	14,953,794	6,350,771	6,581,604
Notes receivable	755,331	357,589	208,982	41,285
	15,568,244	15,311,383	6,559,753	6,622,889
Less: provision for doubtful accounts	(6,123)	(11,419)	–	–
	15,562,121	15,299,964	6,559,753	6,622,889

The Company and its subsidiaries usually grant about one month’s credit period to local power grid customers from the end of the month in which the sales are made, except for SinoSing Power which provides credit period that ranged from 5 to 60 days from the dates of billings. Certain accounts receivables of Singapore subsidiaries are backed by bankers’ guarantees and/or deposit from customers. It is not practicable to determine the fair value of the collaterals that correspond to these accounts receivable.

As at 31 December 2013, accounts receivable of the Company and its subsidiaries of approximately RMB6,501 million(2012: RMB6,319 million) was secured to a bank as collateral against short-term loans of RMB6,000 million (2012: RMB6,250 million).

As at 31 December 2013, notes receivable of the Company and its subsidiaries of approximately RMB8 million (2012: RMB3 million) and cash in bank of RMB19 million (2012: nil) were secured to a bank as collateral against notes payable of RMB23 million (2012: RMB2 million).

-- 69 --

Ageing analysis of accounts receivable was as follows:

	The Company and its subsidiaries		The Company
	As at 31 December		As at 31 December
	2013	2012	2013	2012
Within 1 year	15,347,876	15,236,883	6,427,873	6,622,882
Between 1 to 2 years	188,778	49,693	131,873	2
Between 2 to 3 years	25,326	12,951	2	5
Over 3 years	6,264	11,856	5	–
	15,568,244	15,311,383	6,559,753	6,622,889

As at 31 December 2013, the maturity period of the notes receivable ranged from 1 to 6 months (2012: from 1 to 6 months).

6.	Dividends

On 18 March 2014, the Board of Directors proposed a cash dividend of RMB0.38 per share, totaling approximately RMB5,341 million. This proposal is subject to the approval of the shareholders at the annual general meeting.

On 19 June 2013, upon the approval from the annual general meeting of the shareholders, the Company declared 2012 final dividend of RMB0.21 (2011: RMB0.05) per ordinary share, which totaled approximately RMB2,952 million (2011: RMB703 million).

  -- 70--

7.	Accounts payable and other liabilities

Accounts payable and other liabilities comprised:

	The Company and its subsidiaries		The Company
	As at 31 December		As at 31 December
	2013	2012	2013	2012
Accounts and notes payable	12,277,872	7,354,260	5,952,032	2,979,284
Amounts received in advance	705,938	990,355	660,372	906,334
Payables to contractors for construction	7,724,843	7,692,036	2,390,661	2,396,375
Retention payables to contractors	968,863	832,889	331,618	187,177
Consideration payables for acquisitions	18,000	11,136	18,000	11,136
Accrued interests	1,047,410	897,839	856,647	674,303
Accrued pollutants discharge fees	133,287	87,071	54,210	31,139
Accrued water-resources fees	23,550	17,299	11,763	7,517
Accrued service fee of intermediaries	44,740	33,992	44,740	33,905
Capacity quota payables	2,841	39,935	–	–
Security deposits	140,953	94,611	–	–
Provisions	182,188	157,263	–	–
Others	2,050,889	1,784,215	876,694	830,415
Total	25,321,374	19,992,901	11,196,737	8,057,585

  -- 71 --

The ageing analysis of accounts and notes payable was as follows:

	The Company and its subsidiaries		The Company
	As at 31 December		As at 31 December
	2013	2012	2013	2012
Accounts and notes payable Within 1 year	12,226,313	7,287,106	5,939,993	2,962,215
Between 1 to 2 years	14,041	51,847	6,765	15,355
Over 2 years	37,518	15,307	5,274	1,714
Total	12,277,872	7,354,260	5,952,032	2,979,284

8.	Additional financial information on balance sheets

As at 31 December 2013, the net current liabilities of the Company and its subsidiaries amounted to approximately RMB64,792 million (2012: RMB57,508 million). On the same date, total assets less current liabilities were approximately RMB163,254 million (2012: RMB165,506 million).

9.	Earnings per share

The basic earnings per share is calculated by dividing the consolidated net profit attributable to the equity holders of the Company by the weighted average number of the Company’s outstanding ordinary shares during the year:

	2013	2012
Consolidated net profit attributable to equity holders of the Company	10,426,024	5,512,454
Weighted average number of the Company’s outstanding ordinary shares (’000)	14,055,383	14,055,383
Basic and diluted earnings per share (RMB)	0.74	0.39

 -- 72 --

There was no dilutive effect on earnings per share since the Company had no dilutive potential ordinary shares for the years ended 31 December 2013 and 2012.

  -- 73 --

B.	FINANCIAL INFORMATION EXTRACTED FROM CONSOLIDATED FINANCIAL STATEMENTS PREPARED UNDER PRC GAAP
(Amount expressed in units of RMB unless otherwise stated)

1.	FINANCIAL HIGHLIGHTS AND FINANCIAL RATIOS

					For the year ended 31 December
	Unit	2013	2012	Variance (%)	2011

Operating revenue	Yuan	133,832,874,654	133,966,658,882	-0.10	133,420,768,944
Profit before taxation	Yuan	17,649,301,160	9,427,264,064	87.22	2,348,142,819
Net profit attributable to shareholders of the Company	Yuan	10,520,133,720	5,868,651,294	79.26	1,268,245,238
Net profit attributable to shareholders of the Company (excluding non-recurring items)	Yuan	11,610,708,745	5,825,205,568	99.32	847,116,831
Basic earnings per share	Yuan/Share	0.75	0.42	78.57	0.09
Diluted earnings per share	Yuan/Share	0.75	0.42	78.57	0.09
Basic earnings per share (excluding non-recurring items)	Yuan/Share	0.83	0.41	102.44	0.06
Return on net assets (weighted average)%		17.87	11.11	Increased by 6.76 percents	2.47
Return on net assets calculated based on net profit excluding non-recurring items (weighted average)%		19.73	11.03	Increased by 8.70 percents	1.65
Net cash flows from operating activities	Yuan	40,239,429,353	26,928,082,036	49.43	20,949,154,990
Net cash flows from operating activities per share	Yuan/Share	2.86	1.92	48.96	1.49

-- 74 --

	Unit	31 December 2013	31 December 2012	Variance (%)	31 December 2011
Total assets	Yuan	260,274,853,102	256,861,869,430	1.33	254,365,393,306
Shareholders’ equity attributable to shareholders of the Company	Yuan	61,747,779,816	55,580,790,014	11.10	50,075,263,660
Net assets per share attributable to shareholders of the Company	Yuan/Share	4.39	3.95	11.14	3.56

Note:	Formula of key financial ratios:

	Basic earnings per share	=	Net profit attributable to shareholders of the Company for the year/Weighted average number of ordinary shares

	Return on net assets (weighted average)	=	Net profit attributable to shareholders of the Company for the year/weighted average shareholders’ equity (excluding non-controlling interests)×100%

-- 75 --

2.	ITEMS AND AMOUNTS OF NON-RECURRING ITEMS

Non-recurring Items	For the year ended 31 December 2013

Net loss from disposal of non-current assets	(889,722,013)
Government grants recorded in the profit and loss	369,198,868
The gain on fair value change of held-for-trading financial assets and liabilities (excluding effective hedging instruments related to operating activities of the Company) and disposal of held-for-trading financial assets and liabilities and available-for-sale financial assets	15,380,707
Reversal of doubtful accounts receivable individually tested for impairments	4,730,343
Non-operating incomes and expenses besides items above	(178,124,270)
Other items recorded in the profit and loss in accordance with the definition of non-recurring items	(409,355,335)

(1,087,891,700)

Impact of income tax	76,806,243
Impact of non-controlling interests (after tax)	(79,489,568)
(1,090,575,025)

-- 76 --

3.	INCOME STATEMENTS

For the year ended 31 December 2013

		2013	2012	2013	2012
		Consolidated	Consolidated	The Company	The Company

1. Operating revenue		133,832,874,654	133,966,658,882	59,965,211,045	57,696,031,638

Less:	Operating cost	102,865,045,328	112,136,538,026	43,232,052,866	46,264,552,437
	Tax and levies on operations	1,043,855,056	672,040,241	578,369,215	410,126,672
	Selling expenses	9,127,968	5,996,744	–	–
	General and administrative expenses	3,433,352,291	3,087,408,193	2,128,991,054	1,995,446,694
	Financial expenses, net	7,522,640,063	8,888,473,248	4,920,662,589	5,190,593,183
	Assets impairment loss	1,456,248,652	871,565,797	3,302,047,257	1,884,897,540
Add:	Loss from changes in fair value	(5,700,800)	(1,171,291)	–	–
	Investment income	851,044,079	817,294,067	5,063,764,179	2,497,028,566
	Including: investment income from associates and joint ventures	626,136,176	630,163,090	625,101,289	629,255,538
2. Operating profit		18,347,948,575	9,120,759,409	10,866,852,243	4,447,443,678
Add:	Non-operating income	449,044,814	694,025,610	208,114,093	586,948,696
	Including: gain on disposal of non-current assets	26,167,239	33,959,570	6,853,151	12,176,296
Less:	Non-operating expenses	1,147,692,229	387,520,955	369,483,831	261,602,687
	Including: loss on disposal of non-current assets	915,889,252	284,266,900	217,434,381	204,151,196
3. Profit before taxation		17,649,301,160	9,427,264,064	10,705,482,505	4,772,789,687
Less:	Income tax expense	4,544,952,934	2,574,810,017	3,146,575,074	850,097,441

-- 77 --

		2013	2012	2013	2012
		Consolidated	Consolidated	The Company	The Company

4.	Net profit	13,104,348,226	6,852,454,047	7,558,907,431	3,922,692,246

	Attributable to:
	– Shareholders of the Company	10,520,133,720	5,868,651,294	7,558,907,431	3,922,692,246
	– Non-controlling interests	2,584,214,506	983,802,753	—	—
5.	Earnings per share (based on the net profit attributable toshareholders of the Company)
	Basic earnings per share	0.75	0.42	—	—
	Diluted earnings per share	0.75	0.42	—	—
6.	Other comprehensive (loss)/income Items that may be reclassified subsequently to profit or loss:	(505,896,479)	339,444,610	(71,548,008)	122,734,056
	Fair value changes of available-for-sale financial asset	(106,243,397)	98,516,605	(106,243,397)	98,516,605
	Share of other comprehensive )loss)/income of investees accounted for under the equity method	(35,481,396)	30,070,525	(35,481,396)	30,070,525
	Effective portion of cash flow hedges	417,890,908	(325,374,627)	70,176,785	(5,853,074)
	Translation differences of the financial statement of foreign operations	(782,062,594)	536,232,107	–	–
7.	Total comprehensive income	12,598,451,747	7,191,898,657	7,487,359,423	4,045,426,302
	Attributable to – Shareholders of the Company	10,014,993,972	6,206,900,121	7,487,359,423	4,045,426,302
	– Non-controlling interests	2,583,457,775	984,998,536	—	—

-- 78 --

4.	NET INCOME RECONCILIATION BETWEEN PRC GAAP AND IFRS

The financial statements, which are prepared by the Company and its subsidiaries in conformity with the PRC GAAP, differ in certain respects from that of IFRS. Major impact of adjustments for IFRS, on the net consolidated profit attributable to equity holders of the Company, are summarized as follows:

	Net profit attributable to equity holders of the Company
	2013	2012
	RMB’000	RMB’000

Consolidated net profit attributable to shareholders of the Company under PRC GAAP	10,520,134	5,868,651

Impact of IFRS adjustments:

Effect of reversal of the recorded amounts received in advance in previous years (a)	261,339	–
Amortization of the difference in the recognition of housing benefits of previous years (b)	(940)	(2,247)
Difference on depreciation related to borrowing costs capitalized in previous years (c)	(27,368)	(26,369)
Differences in accounting treatment on business combinations under common control (d)	–	(107,735)
Difference in depreciation and amortization of assets acquired in business combinations under common control (d)	(175,750)	(312,034)
Applicable deferred income tax impact of the GAAP differences above (e)	36,292	69,180
Others	(297,904)	(106,833)
Profit attributable to non-controlling interests on the adjustments above	110,221	129,841

Consolidated net profit attributable to equity holders of the Company under IFRS	10,426,024	5,512,454

-- 79 --

(a)	Effect of the recorded amounts received in advance in previous years

In accordance with the tariff setting mechanism applicable to certain power plants of the Company in previous years, certain power plants of the Company received payments in advance in the previous years (calculated at 1% of the original cost of fixed assets) as the major repair and maintenance cost of these power plants. Such receipts in advance are recognized as liabilities under IFRS and are recognized in profit or loss when the repairs and maintenance is performed and the liabilities are extinguished. In accordance with PRC GAAP, when preparing the financial statements, revenue is computed based on actual power sold and the tariff currently set by the State, no such amounts are recorded.

(b)	Difference in the recognition of housing benefits to the employees of the Company and its subsidiaries in previous years

The Company and its subsidiaries once provided staff quarters to the employees of the Company and its subsidiaries and sold such staff quarters to the employees of the Company and its subsidiaries at preferential prices set by the local housing reform office. Difference between cost of the staff quarters and proceeds from the employees represented the housing losses, and was borne by the Company and its subsidiaries.

Under Previous Accounting Standards and Accounting System (“Previous PRC GAAP”), in accordance with the relevant regulations issued by the Ministry of Finance, such housing losses incurred by the Company and its subsidiaries are fully charged to non-operating expenses in previous years. Under IFRS, such housing losses incurred by the Company and its subsidiaries are recognized on a straight-line basis over the estimated remaining average service lives of the employees.

-- 80 --

(c)	Effect of depreciation on the capitalization of borrowing costs in previous years

In previous years, under Previous PRC GAAP, the scope of capitalization of borrowing costs was limited to specific borrowings, and thus, borrowing costs arising from general borrowings were not capitalized. In accordance with IFRS, the Company and its subsidiaries capitalized borrowing on general borrowing used for the purpose of obtaining qualifying assets in addition to the capitalization of borrowing costs on specific borrowings. From 1 January 2007 onwards, the Company and its subsidiaries adopted PRC GAAP No. 17 prospectively, the current adjustments represent the related depreciation on capitalized borrowing costs included in the cost of related assets under IFRS in previous years.

(d)	Differences in accounting treatment on business combinations under common control

Huaneng Group is the parent company of HIPDC, which in turn is also the ultimate parent of the Company. The Company carried out a series of acquisitions from Huaneng Group and HIPDC in previous years. As the acquired power companies and plants and the Company were under common control of Huaneng Group before and after the acquisitions, such acquisitions are regarded as business combinations under common control.

In accordance with PRC GAAP, under common control business combination, the assets and liabilities acquired in business combinations are measured at the carrying amounts of the acquirees on the acquisition date. The difference between carrying amounts of the net assets acquired and the consideration paid is adjusted to equity account of the acquirer. The operating results for all periods presented are retrospectively restated as if the current structure and operations resulting from the acquisition had been in existence since the beginning of the earliest year presented, with financial data of previously separate entities consolidated. The cash consideration paid by the Company is treated as an equity transaction in the year of acquisition.

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For the business combination occurred prior to 1 January 2007, in accordance with Previous PRC GAAP, when equity interests acquired is less than 100%, the assets and liabilities of the acquirees are measured at their carrying amounts. The excess of consideration over the proportionate share of the carrying amounts of the net assets acquired was recorded as equity investment difference and amortized on a straight-line basis for not more than 10 years. When acquiring the entire equity, the entire assets and liabilities are accounted for in a method similar to purchase accounting. Goodwill arising from such transactions is amortized over the estimated useful lives on a straight-line basis. On 1 January 2007, in accordance with PRC GAAP, the unamortized equity investment differences and goodwill arising from business combinations under common control were written off against undistributed profits.

Under IFRS, the Company and its subsidiaries adopted the purchase method to account for the acquisitions above. The assets and liabilities acquired in acquisitions were recorded at fair value by the acquirer. The excess of acquisition cost over the proportionate share of fair value of net identifiable assets acquired was recorded as goodwill. Goodwill is not amortized but is tested annually for impairment and carried at cost less accumulated impairment losses. The operating results of the acquirees are consolidated in the operating results of the Company and its subsidiaries from the acquisition dates onwards.

As mentioned above, the differences in accounting treatment under PRC GAAP and IFRS on business combinations under common control affect both equity and profit. Meanwhile, due to different measurement basis of the assets acquired, depreciation and amortization in the period subsequent to the acquisition will be affected which will also affect the equity and profit or loss upon subsequent disposals of such investments. Such differences will be gradually eliminated following subsequent depreciation, amortization and disposal of related assets.

(e)	Deferred income tax impact on GAAP differences

This represents related deferred income tax impact on the GAAP differences above where applicable.

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Document 2

Hong Kong Exchange and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

RESOLUTIONS PASSED AT
THE TWENTY FIRST MEETING OF THE SEVENTH
SESSION OF THE BOARD OF DIRECTORS

This announcement is made by Huaneng Power International, Inc. (the “Company”) pursuant to Rule 13.10B of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited.

On 18 March 2014, the Board of Directors (“the Board”) of the Company convened the Twenty First Meeting (the “Meeting”) of the Seventh Session of the Board. Fifteen Directors were eligible to attend the meeting. The attendants of the meeting included fifteen Directors, either in person or by proxy. Vice Chairman Huang Long and Independent Director Zhang Shouwen, were engaged by other matters, thus absent from the Meeting and had appointed Chairman Cao Peixi and Independent Director Shao Shiwei as respective proxy for voting. The Supervisors, the Secretary of the Board and other senior management of the Company were also present at the Meeting. The convening of the Meeting complied with the Companies Law of the People’s Republic of China and the articles of association of the Company. Mr. Cao Peixi, Chairman, presided over the meeting. The following resolutions were considered and approved unanimously at the Meeting:

1.	The Working Report of the President of the Company for 2013 was approved

2.	The Working Report of the Board of Directors of the Company for 2013 was approved

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3.	Proposal on impairment of the Company’s material assets

In accordance with the relevant rules under the “PRC Accounting Standards for Enterprises No. 8 — Impairment of Assets” the Company’s consolidated financial statements of 2013 have recorded an impairment of RMB1,456.2487 million, thus reducing the profit before tax for the period by RMB1,456.2487 million. The main reasons are as follows:

1.
As a result of shutting down the generating units, each of Huaneng Zhanhua Cogeneration Limited Liability Company, Huaneng Power International, Inc. Changxing Power Plant and Huaneng Yushe Power Generation Co., Ltd. has made a provision of impairment on its related assets amounting to RMB380.6345 million, RMB37.9516 million and RMB9.1965 million, respectively. A subsidiary of Tuas Power Limited has made a provision of impairment amounting to RMB45.1377 million due to the economic performance of the ash recycling project lower than the expectation.

2.
Due to the change of the business environment of maritime transportation market, utilization of the port facilities being lower than expectation and the price remaining at a low level, the goodwill arising from the acquisition of Huaneng Qingdao Port Limited Company, Shandong Hualu Sea Transportation Limited Company and Huaneng (Fujian) Harbour Limited Company by the Company were impaired by RMB107.0022 million, RMB34.9127 million and RMB309.2695 million, respectively. An amount of RMB134.7531 million of the goodwill arising from the acquisition of Enshi City Mawei Valley Hydropower Development Co., Ltd. was impaired for the reason that the capital expenditure of the power plant was higher than the original expectation. As a result of the change of the business environment of the power market in Singapore, an amount of RMB392.4910 million of the goodwill arising from the acquisition of Tuas Power Limited was impaired.

4.	Proposal on replenishing the working capital by the interests generated from the proceeds from the fund raised by the Company

It was resolved that the amount of RMB3,978,782.03 being the interests generated from the proceeds from the fund raised by the Company be applied to replenish the working capital of the Company permanently.

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5.	The financial statements of the Company for 2013 was approved.

6.	The proposed profit distribution plan of the Company for 2013

As per the annual financial statements audited by KPMG Huazhen (Special General Partnership) and KPMG, the net profit attributable to shareholders of the Company for the accounting year ended 31 December 2013 under PRC GAAP and International Financial Reporting Standards was RMB10.52013 billion and RMB10.42602 billion, respectively. According to the articles of association of the Company, the Company has the option to cease provision for the statutory surplus reserve when it reached 50% of the Company’s registered capital. In 2013 the Company has not appropriated any statutory surplus reserve and has not made any provision to discretionary surplus reserve.

The Company’s proposed profit distribution plan for 2013 is a cash dividend of RMB0.38 (tax inclusive) for each ordinary share of the Company, which is on the basis of the total share capital of the Company. It was estimated that the total amount of cash to be paid as dividends will be RMB5,341.0457 million.

7.	Proposal regarding the appointment of the Company’s auditors for 2014

It was resolved to appoint KPMG Huazhen (Special General Partnership) as the PRC auditors of the Company and KPMG as the Company’s international auditors for
2014 with a total remuneration of RMB26.15 million (of which, the remuneration for financial audit and for internal control audit be estimated to be RMB20.15 million and RMB6.00 million, respectively).

8.	Proposal regarding the Special Report on the Retaining and Actual Application of the Proceeds from the Fund-raising Exercises by the Company was approved

9.	The Self-evaluation Report on Internal Control of the Company by the Board of Directors

Approved the Self-evaluation Report on Internal Control for 2013 of Huaneng Power International, Inc. and authorized the Chairman to sign it.

10.	The Company’s Social Responsibility Report for 2013 was approved

11.	The Company’s annual report for 2013 and its extract was approved

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12.	To grant to the Board of Directors of the Company (the “Board”) a general mandate (the “General Mandate”) to issue domestic shares and/or overseas listed foreign shares:

The proposal regarding the granting of the General Mandate to the Board to issue domestic shares and/or overseas listed foreign shares was approved.

Scope of the authorisation is set out below: It is resolved as follows:

(1)
Subject to paragraphs (3) and (4) and pursuant to the Company Law (the “Company Law”) of the People’s Republic of China (“PRC”) and the relevant regulations of the places where the shares of Huaneng Power International, Inc. are listed (as amended from time to time), the Board (or the directors authorised by the Board) be and is hereby granted an unconditional General Mandate to exercise all the powers of Huaneng Power International, Inc. within the Relevant Period (as defined below) to separately or concurrently allot, issue and deal with domestic shares and/or overseas listed foreign shares (including securities convertible into shares, option to subscribe for any shares (or such convertible securities), and to determine the terms and conditions for allotting, issuing and dealing with such new shares including but not limited to the following terms:

(a)	class and number of new shares to be issued;

(b)	pricing mechanism and/or issue price of the new shares to be issued (including price range);

(c)	the starting and closing dates of such issue;

(d)	the class and number of the new shares to be issued to existing shareholders; and/or

(e)	the making or granting of proposals, agreements and options for the purpose of exercising the authority mentioned above.

(2)
The approval in paragraph (1) shall authorise the Board (or the directors authorised by the Board) of Huaneng Power International, Inc., within the Relevant Period, to make or grant any offers, commitments and options of which might be exercised after the expiry of the Relevant Period.

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(3)
The number of new domestic shares or new overseas listed foreign shares (other than those issued by conversion of the surplus reserve into share capital in accordance with the Company Law of the PRC and the articles of Huaneng Power International, Inc.) conditionally or unconditionally separately or concurrently allotted, issued and dealt with (whether pursuant to an option or otherwise) by the Board (or the directors authorised by the Board) of Huaneng Power International, Inc. within the Relevant Period pursuant to the approval in paragraph (1) shall not exceed 20% of each class of the existing domestic shares and overseas listed foreign shares of Huaneng Power International, Inc. in issue at the time when this resolution is passed at the annual general meeting.

(4)
In exercising the mandate granted in paragraph (1) above, the Board (or the directors authorized by the Board) of Huaneng Power International, Inc. shall a) comply with the Company Law of the PRC and the relevant regulatory stipulations (as amended from time to time) of the places where the shares of Huaneng Power International, Inc. are listed; and b) obtain approval from China Securities Regulatory Commission and other relevant PRC government departments.

(5)	For the purpose of this resolution:

“Relevant Period” means the period from the date of passing this resolution until whichever is the earliest of:

(i)	the conclusion of the next annual general meeting of Huaneng Power International, Inc.; and

(ii)	the date on which the General Mandate set out in this resolution is revoked or varied by a special resolution of the shareholders of Huaneng Power International, Inc. at a general meeting.

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(6)
Subject to the approval(s) of the relevant authorities of the PRC and in accordance with the relevant laws, administrative regulations, and the regulatory stipulations of the places where the shares of Huaneng Power International, Inc. are listed and the articles of Huaneng Power International, Inc., the Board (or the directors authorised by the Board) Huaneng Power International, Inc. be and is hereby authorised to increase the registered capital of Huaneng Power International, Inc. in accordance with the exercise of the powers pursuant to paragraph (1) above.

(7)
The Board (or the directors authorised by the Board) of Huaneng Power International, Inc. be and is hereby authorized to sign any necessary documents, complete any necessary formalities and procedures and take other necessary steps to complete the allotment, issuance and listing of the new shares upon the exercise of the powers pursuant to paragraph (1) above, provided the same do not violate the relevant laws, administrative regulations, the relevant regulatory stipulations of the places where the shares of Huaneng Power International, Inc., are listed and the articles of Huaneng Power International, Inc..

(8)
Subject to the approval of the relevant PRC authorities, the Board (or the directors authorised by the Board) of Huaneng Power International, Inc., be and is hereby authorized to make appropriate and necessary amendments to the articles of Huaneng Power International, Inc., after completion of the allotment and issue of new shares with reference to the method, type and number of new shares allotted and issued by Huaneng Power International, Inc., and the shareholding structure of Huaneng Power International, Inc., at the time of completion of the allotment and issue of new shares in order to reflect the alteration of the share capital structure and registered capital of Huaneng Power International, Inc., pursuant to the exercise of this General Mandate.

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13.	Proposal regarding the convening of the Company’s annual general meeting for 2013

As resolutions numbered 2, 5, 6, 7 and 12 above should be tabled at the general meeting for 2013 for approval, the Board has decided to convene the annual general meeting for 2013 to approve such matters. Details of the time, venue and agenda of the meeting will be announced by way of notice of annual general meeting after the same has been fixed by the Board.

By Order of the Board
Huaneng Power International, Inc.
Du Daming
Company Secretary

As at the date of this announcement, the directors of the Company are:

Cao Peixi	Shao Shiwei
(Executive Director)	(Independent Non-executive Director)
Huang Long	Wu Liansheng
(Non-executive Director)	(Independent Non-executive Director)
Li Shiqi	Li Zhensheng
(Non-executive Director)	(Independent Non-executive Director)
Huang Jian	Qi Yudong
(Non-executive Director)	(Independent Non-executive Director)
Liu Guoyue	Zhang Shouwen
(Executive Director)	(Independent Non-executive Director)
Fan Xiaxia
(Executive Director)
Shan Qunying
(Non-executive Director)
Guo Hongbo
(Non-executive Director)
Xu Zujian
(Non-executive Director)
Xie Rongxing
(Non-executive Director)

Beijing, the PRC 19 March 2014

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the under-signed, thereunto duly authorized.

HUANENG POWER INTERNATIONAL, INC.

By	/s/ Du Daming

Name:	Du Daming
Title:	Company Secretary

Date:     March 19, 2014